Exhibit 99.2

ROYAL BANK OF CANADA FIRST QUARTER 2015 – REPORT TO SHAREHOLDERS

Royal Bank of Canada first quarter 2015 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, February 25, 2015 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,456 million for the first quarter ended January 31, 2015, up $364 million or 17% from the prior year, and up $123 million or 5% from the prior quarter. Today we announced an increase to our quarterly dividend of $0.02 or 3% to $0.77 per share.

Net income was up $272 million or 12%(1), excluding specified items in the prior year as noted below. Our results were primarily driven by record earnings in Personal & Commercial Banking and strength in Capital Markets due to strong trading results and M&A activity. Our performance this quarter also reflects record results in Investor & Treasury Services, continued strength in Insurance and solid earnings in Wealth Management. Credit quality also remains strong with a PCL ratio of 0.24%.

“We delivered a record first quarter, with earnings of over $2.4 billion, reflecting the strength of our franchise and our commitment to serving our clients,” said Dave McKay, RBC President and CEO. “Looking ahead, we are confident that our diversified business model, with our strong risk and cost management capabilities, positions us well to navigate macroeconomic headwinds in Canada and continue to capitalize on opportunities created by the changing environment.”

Q1 2015 compared to Q1 2014

•	Net income of $2,456 million (up 17% from $2,092 million)
•	Diluted earnings per share (EPS) of $1.65 (up $0.27 from $1.38)
•	Return on common equity (ROE) of 19.3% (up from 18.1%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.6%

Q1 2015 compared to Q4 2014

•	Net income of $2,456 million (up 5% from $2,333 million)
•	Diluted EPS of $1.65 (up $0.08 from $1.57)
•	ROE of 19.3% (up from 19.0%)

Excluding specified items(1): Q1 2015 compared to Q1 2014

•	Net income of $2,456 million (up 12% from $2,184 million)
•	Diluted EPS of $1.65 (up $0.21 from $1.44)
•	ROE of 19.3% (up from 18.9%)

Specified items(1) include the loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as provisions of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in Q1 2014.

(1)	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this report.

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and Outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Key corporate events of 2015
6	Financial performance
6	Overview
9	Business segment results
9	How we measure and report our business segments
9	Key performance and non-GAAP measures
12	Personal & Commercial Banking
14	Wealth Management
15	Insurance
16	Investor & Treasury Services
17	Capital Markets
18	Corporate Support
18	Results by geographic segment
19	Quarterly results and trend analysis
21	Financial condition
21	Condensed balance sheets
22	Off-balance sheet arrangements
24	Risk management
24	Credit risk
30	Market risk
35	Liquidity and funding risk
42	Capital management
46	Additional financial information
46	Exposures to selected financial instruments
48	Accounting and control matters
48	Summary accounting policies and estimates
48	Changes in accounting policies and disclosure
48	Future changes in regulatory disclosure
48	Controls and procedures
48	Related party transactions
49	Enhanced Disclosure Task Force recommendations index
50	Interim Condensed Financial Statements (unaudited)
55	Notes to the Interim Condensed Financial Statements (unaudited)
78	Shareholder information

2        Royal Bank of Canada        First Quarter 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2015, compared to the three month periods ended January 31, 2014 and October 31, 2014. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2015 (Condensed Financial Statements) and related notes and our 2014 Annual Report. This MD&A is dated February 24, 2015. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2014 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2015 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q1 2015 Report to Shareholders; anti-money laundering, growth in wholesale credit, the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q1 2015 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview section of this Q1 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q1 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2015        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31, 2015 vs.
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2015	October 31 2014	January 31 2014	October 31 2014	January 31 2014
Total revenue	$9,644	$8,382	$8,460	$1,262	$1,184
Provision for credit losses (PCL)	270	345	292	(75)	(22)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,522	752	982	770	540
Non-interest expense	4,620	4,340	4,387	280	233
Net income before income taxes	3,232	2,945	2,799	287	433
Net income	$2,456	$2,333	$2,092	$123	$364
Segments – net income
Personal & Commercial Banking	$1,255	$1,151	$1,071	$104	$184
Wealth Management	230	285	235	(55)	(5)
Insurance	185	256	157	(71)	28
Investor & Treasury Services	142	113	106	29	36
Capital Markets	594	402	505	192	89
Corporate Support	50	126	18	(76)	32
Net income	$2,456	$2,333	$2,092	$123	$364
Selected information
EPS – basic	$1.66	$1.57	$1.39	$0.09	$0.27
– diluted	1.65	1.57	1.38	0.08	0.27
ROE (1), (2)	19.3%	19.0%	18.1%	30 bps	120 bps
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.31%	0.27%	(7) bps	(3) bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.46%	0.44%	0.49%	2 bps	(3) bps
Capital ratios, Leverage ratio and multiples (3)
Common Equity Tier 1 (CET1) ratio (3)	9.6%	9.9%	9.7%	(30) bps	(10) bps
Tier 1 capital ratio (3)	11.0%	11.4%	11.5%	(40) bps	(50) bps
Total capital ratio (3)	13.0%	13.4%	13.5%	(40) bps	(50) bps
Assets-to-capital multiple (3)	n.a.	17.0X	17.6X	n.a.	n.a.
Leverage ratio (3)	3.8%	n.a.	n.a.	n.a.	n.a.
Selected balance sheet and other information
Total assets	$1,086,695	$940,550	$904,717	$146,145	$181,978
Securities	230,723	199,148	189,494	31,575	41,229
Loans (net of allowance for loan losses)	448,210	435,229	415,628	12,981	32,582
Derivative related assets	150,564	87,402	79,475	63,162	71,089
Deposits	654,707	614,100	594,444	40,607	60,263
Common equity	51,314	48,615	45,136	2,699	6,178
Average common equity (1)	49,250	47,450	44,050	1,800	5,200
Total capital risk-weighted assets	407,934	372,050	341,752	35,884	66,182
Assets under management (AUM)	485,700	457,000	415,700	28,700	70,000
Assets under administration (AUA) (4)	4,729,300	4,647,000	4,311,900	82,300	417,400
Common share information
Shares outstanding (000s) – average basic	1,442,591	1,442,368	1,442,434	223	157
– average diluted	1,449,419	1,449,342	1,458,742	77	(9,323)
– end of period	1,442,592	1,442,233	1,442,195	359	397
Dividends declared per common share	$0.75	$0.75	$0.67	$–	$0.08
Dividend yield (5)	3.9%	3.8%	3.8%	10 bps	10 bps
Common share price (RY on TSX)	$71.74	$80.01	$68.93	$(8.27)	$2.81
Market capitalization (TSX)	103,492	115,393	99,411	(11,901)	4,081
Business information (number of)
Employees (full-time equivalent) (FTE)	73,332	73,498	74,117	(166)	(785)
Bank branches	1,365	1,366	1,376	(1)	(11)
Automated teller machines (ATMs)	4,913	4,929	4,979	(16)	(66)
Period average US$ equivalent of C$1.00 (6)	$0.839	$0.900	$0.926	$(0.061)	$(0.087)
Period-end US$ equivalent of C$1.00	$0.787	$0.887	$0.898	$(0.100)	$(0.111)
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Capital and Leverage ratios presented above are on an “all-in” basis. Effective the first quarter of 2015, the Leverage ratio has replaced the Assets-to-capital multiple (ACM). The Leverage ratio is a regulatory measure under the Basel III framework and is not applicable (n.a.) for prior periods. The ACM is presented on a transitional basis for prior periods. For further details, refer to the Capital management section.
(4)	Includes $30.8 billion (October 31, 2014 – $31.2 billion, January 31, 2014 – $32.3 billion) of securitized mortgages and credit card loans.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2015

Economic, market and regulatory review and outlook – data as at February 24, 2015

Canada

The Canadian economy grew at an estimated rate of 2.1% in the fourth calendar quarter of 2014, driven by steady consumer spending and inventory rebuilding. However, growth was likely moderated by the continuing decline of crude oil prices since June 2014 which impacted business investment. Housing market activity slowed in November and December 2014, particularly in oil industry-sensitive markets like Alberta. The Canadian dollar continued to decline in value against the U.S. dollar as a result of the lower oil prices and varying market expectations of interest rate changes by the Bank of Canada (BoC) and the U.S. Federal Reserve Bank (Fed). The unemployment rate was 6.6% in January 2015, unchanged from October 2014, as job losses in November and December 2014 were recovered in the first month of 2015. In order to mitigate the expected effect of substantially lower oil prices on business investment, inflation and economic growth, the BoC reduced its overnight rate by 25 basis points (bps) to 0.75% in January 2015.

In light of the current macroeconomic headwinds, we have revised our growth forecasts and now expect the Canadian economy to grow at a rate of 2.4% during calendar 2015, as growth from net exports and consumer spending is likely to be partially offset by weaker capital investment. We expect slowing housing market activity in oil industry-sensitive markets to be offset by growth in activity in other parts of the country. As oil prices are not expected to recover in the first calendar quarter of 2015, there is a potential for a further decrease in the BoC’s overnight rate in March 2015. The potential rate cut by the BoC, combined with an expected rate increase by the Fed, is likely to lead to a further decline in the value of the Canadian dollar.

U.S.

The U.S. economy slowed slightly in the fourth calendar quarter of 2014 compared to the previous two calendar quarters, and grew at an estimated rate of 2.6%, as strong consumer spending was more than offset by weaker net exports and decreased government spending. Growth in consumer spending was supported by a significant improvement in the labour market with the unemployment rate at 5.7% in January 2015. The Fed maintained a cautious stance and kept its funds target at a historically low level in January 2015.

We expect the U.S. economy to grow at a rate of 3.4% during calendar 2015, which is above our previous estimates, as improving labour markets support consumer spending growth and a continued recovery in the housing market. We also expect to see modestly stronger business investment in calendar 2015. Continuing economic improvement, steady inflation, and a declining unemployment rate should lead the Fed to begin to raise its key interest rate from the current funds target range of 0.0% to 0.25% and we expect the first increase to occur in the middle of calendar 2015.

Europe

The Euro area economy grew marginally at an estimated rate of 0.3 % in the fourth calendar quarter of 2014, supported by consumer spending growth and improving net exports, which were offset by weaker business investment. The decline in oil prices combined with slowing price gains in other sectors across the Euro area resulted in the inflation rate falling from (0.2)% in December 2014 to (0.6)% in January 2015, raising concerns that the economy is entering a period of deflation. The unemployment rate remained elevated at 11.4% in December 2014, with certain member economies showing continuing high levels of unemployment. The European Central Bank (ECB) provided details of its announced asset purchase program and committed to monthly purchases totalling €60 billion beginning in March 2015, and continuing until at least September 2016, in order to support economic growth.

We expect the Euro area economy to grow at an estimated rate of 1.3% in calendar 2015, which is above our previous estimates, as the region benefits from weaker oil prices, the stimulus undertaken by the ECB, and a weaker Euro. We expect the ECB to hold its key interest rate steady at 0.05% for the foreseeable future.

Financial markets

Equity indices in Canada, the U.S., and major European economies remained volatile during our current fiscal quarter, mostly due to the effect of low global oil prices and diverging monetary policy amongst global central banks. Yields on long-term government bonds in Canada fell further following the BoC’s decision to reduce its overnight rate, and yields on U.S. long-term government bonds remain near historic lows. Credit spreads on corporate bonds in North America widened towards the end of the fiscal quarter. Oil prices have declined significantly since mid-2014, and reached a six-year low during the fiscal quarter, from a combination of oversupply concerns and uncertainty relating to global growth. If current prices were to be sustained, oil production in Canada as well as other higher cost of production economies could become uneconomical. Prices for non-precious metals have declined slightly in the current quarter as a result of moderating demand from emerging economies.

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or economic impacts, including those with the potential to negatively impact our business. Such impacts could result from new or amended regulations and the expectations of those who enforce them. Significant developments include regulations adopted under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, including the Volcker Rule and Foreign Banking Organization Rule. We also continue to monitor and prepare for changes to capital and liquidity rules under the Basel Committee on Banking Supervision’s (BCBS) global standards (Basel III); over-the-counter (OTC) derivatives reforms; and the voluntary commitments announced by MasterCard Canada and Visa Canada in 2014 to reduce merchant credit card fees in Canada.

Section 619 of the Dodd-Frank Act (the “Volcker Rule”) establishes broad prohibitions and restrictions on proprietary trading and investing in or sponsoring hedge funds or private equity funds. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions including activities conducted solely outside the U.S.). As previously reported, we have exited, or are in the process of exiting, certain activities that cannot be restructured to comply with the Volcker Rule and we do not expect these changes to have a material impact on our results. We believe that the majority of our remaining trading activities and fund relationships will continue to be permissible under the Volcker Rule. We are also

Royal Bank of Canada        First Quarter 2015        5

continuing to build the requisite monitoring program and reporting metrics to demonstrate compliance by the July 21, 2015 conformance deadline, where applicable. On December 18, 2014, the Fed issued an extension order providing the industry with one additional year (to July 21, 2016) to conform investments in and relationships with covered funds in place prior to December 31, 2013 (legacy covered funds). In December 2014, the Fed announced its statutory intention to act in 2016 to grant a further one-year extension of the deadline to July 2017. The Fed issued a similar order in April 2014 extending the conformance deadline to July 21, 2017 for collateralized loan obligations (CLOs) in place as of December 31, 2013 that do not otherwise qualify for the Volcker Rule’s loan securitization exclusion. As RBC currently has investments in qualifying legacy covered funds and CLOs, we expect to avail ourselves of this additional time to comply for certain of these investments, or be fully divested of our investments before the extended conformance deadline. We continue to engage with other foreign banks and U.S. authorities to clarify how the Volcker Rule applies to certain of our funds as a result of interpretive issues relating to the manner in which those funds are structured or operated outside of the U.S.

We are also continuing to prepare for implementation of the Fed’s new oversight regime for non-U.S. banks with subsidiaries, affiliates and branches operating in the U.S. (the “Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations”), pursuant to section 165 of the Dodd-Frank Act. The regime is intended to address the perceived systemic risk that large foreign banks could pose to U.S. financial markets. On December 23, 2014, RBC filed an implementation plan with the Fed outlining our approach for meeting requirements in the areas of financial reporting, capital and liquidity, risk management, and stress testing, as well as detailing the planned formation of a separately capitalized U.S. Intermediate Holding Company (the IHC), into which all of our U.S. subsidiaries must be placed. U.S.-based leverage requirements (which differ from the Basel III leverage ratio) will apply to our U.S. operations as of January 1, 2018. At a later date, the IHC implementation plan will be adjusted to reflect the expected integration of City National Corporation into the IHC, at which point the IHC will become a U.S. bank holding company. The Fed has not yet issued separate but related rules for early remediation requirements and limits on exposures to single counterparties which will apply to the U.S. entity. RBC has incurred, and will continue to incur, costs to comply with the additional U.S. based financial reporting, risk management and governance requirements of the rule and we may have less flexibility in our capital and liquidity structures which historically have been managed on a global (vs. regional) basis. These impacts are not expected to materially affect our financial performance or overall results.

In August 2014, the Government of Canada (GoC) proposed a “bail-in” regime for the largest six Canadian banks, including RBC, designated as domestic systemically important banks (D-SIBs). This proposal is an effort to limit taxpayer exposure to potential losses of a failing institution and to ensure the institution’s shareholders and creditors remain responsible for bearing such losses. The proposed regime would grant the GoC the power to permanently cancel an institution’s existing common shares and/or convert an institution’s long-term senior debt into common shares. Either power would only be exercisable once the institution was no longer viable and full conversion of the institution’s non-viable contingent capital (NVCC) instruments into common shares had already occurred. Deposits (including those insured by the Canada Deposit Insurance Corporation), shorter-term unsecured wholesale debt, and derivatives would not be subject to conversion or cancellation. The proposed bail-in regime has not yet been finalized and these proposed changes could adversely impact our cost of funding.

In November 2014, the Financial Stability Board (FSB) proposed minimum common international standards related to the total loss-absorbing capacity of global systemically important banks (G-SIBs). The standards are intended to address the sufficiency of G-SIBs’ capital to absorb losses in a resolution, in a manner that minimizes the impact on financial stability and ensures continuity of critical economic functions. To date, RBC and the other Canadian banks have not been designated as G-SIBs. It is uncertain how these proposed standards will be integrated into Canada’s bail-in regime as discussed above.

The macroeconomic headwinds described above did not have a significant impact on our financial results for the first fiscal quarter of 2015, however, we recognize that a continuing decline in oil prices and slowing Canadian output as well as potential further cuts by the BoC to its overnight rate may impact our results for the remainder of 2015.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2014 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2014 Annual Report and the Risk management and Capital management sections of this Q1 2015 Report to Shareholders.

Key corporate events of 2015

City National Corporation

On January 22, 2015, we announced that we have entered into a merger agreement to acquire City National Corporation (City National), the holding company for City National Bank, for cash and RBC common shares. As at the date of announcement, the total transaction value was approximately US$5.4 billion. The aggregate consideration will be paid with approximately US$2.7 billion in cash and approximately 44 million RBC common shares. The total number of RBC common shares to be issued and the amount of cash to be paid in the transaction are both fixed. The transaction is expected to close in the fourth calendar quarter of 2015 and is subject to customary closing conditions, including regulatory approvals and the approval of City National’s common stockholders. For further details, refer to Note 7 of our Condensed Financial Statements.

6        Royal Bank of Canada        First Quarter 2015

Financial performance

Overview

Q1 2015 vs. Q1 2014

Net income of $2,456 million was up $364 million or 17% from a year ago. Diluted earnings per share (EPS) of $1.65 was up $0.27 and return on common equity (ROE) of 19.3% was up 120 bps from 18.1% last year. Our Common Equity Tier 1 (CET1) ratio was 9.6%.

Excluding the prior year specified items described below, net income was up $272 million or 12% from last year, diluted EPS was up $0.21 and ROE increased 40 bps. Our results reflected strong performance across most of our business segments. The increase in net income was primarily driven by strong fee-based revenue growth and solid volume growth across most of our Canadian Banking businesses, growth across most businesses in Capital Markets, largely driven by improved market conditions, our continued focus on origination and increased client activity, and higher earnings from growth in average fee-based client assets in Wealth Management. Higher earnings in Investor & Treasury Services due to increased client activity from favourable market conditions including increased volatility in our foreign exchange forwards business, improved earnings in Insurance largely from two new U.K. annuity contracts, the impact of foreign exchange translation, and lower provision for credit losses (PCL) also contributed to the increase. These factors were partially offset by higher costs in support of business growth and additional restructuring costs of $42 million ($27 million after-tax) related to our U.S. and International Wealth Management businesses.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q1 2015 vs. Q4 2014

Net income increased $123 million or 5% from the prior quarter. Diluted EPS was up $0.08 and ROE was up 30 bps from 19.0% last quarter.

The increase in net income was primarily driven by growth across most businesses in Capital Markets, volume growth in our Canadian Banking businesses, and increased client activity in Investor & Treasury Services reflecting favourable market conditions including increased volatility in our foreign exchange forwards business. Lower PCL and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher variable compensation on improved results in Capital Markets, and higher costs in support of business growth.

Specified items

Our results last year were impacted by a loss of $60 million (before- and after-tax) related to the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively, RBC Jamaica), as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. Results excluding these specified items are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2015 vs. Q1 2014	Q1 2015 vs. Q4 2014
Increase (decrease):
Total revenue	$196	$155
PCL	(1)	(1)
PBCAE	10	6
Non-interest expense	116	88
Net income	41	34
Impact on EPS
Basic	$.03	$.02
Diluted	.03	.02

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2015	October 31 2014	January 31 2014
U.S. dollar	0.839	0.900	0.926
British pound	0.544	0.553	0.563
Euro	0.704	0.705	0.680

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada        First Quarter 2015        7

Total revenue

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Interest income	$5,702	$5,476	$5,450
Interest expense	2,071	1,916	1,990
Net interest income	$3,631	$3,560	$3,460
Net interest margin (on average earning assets) (1)	1.74%	1.80%	1.86%
Investments (2)	$1,987	$1,924	$1,788
Insurance (2)	1,892	1,167	1,282
Trading	340	(153)	310
Banking (2)	995	1,012	994
Underwriting and other advisory	445	428	401
Other (2)	354	444	225
Non-interest income	$6,013	$4,822	$5,000
Total revenue	$9,644	$8,382	$8,460
Additional information
Total trading revenue
Net interest income	$540	$524	$429
Non-interest income	340	(153)	310
Total trading revenue	$880	$371	$739

(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Refer to the Financial Performance section of our 2014 Annual Report for the definition of these categories.

Q1 2015 vs. Q1 2014

Total revenue increased $1,184 million or 14% from last year. Included in the increase is the change in fair value of investments backing our policyholder liabilities of $652 million which was largely offset in PBCAE, and the impact of foreign exchange translation this quarter which increased our total revenue by $196 million.

Net interest income increased $171 million or 5%, mainly due to higher trading related net-interest income and solid growth in lending activity in Capital Markets, the impact of foreign exchange translation, and solid volume growth across most businesses in Canadian Banking.

Net interest margin was down 12 bps compared to last year, largely due to the change at the end of last year in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income in Canadian Banking. Spread compression reflecting competitive pricing pressures and the continued low interest rate environment in Personal & Commercial Banking and higher funding costs due to the widening of our funding spreads in Capital Markets also contributed to the decrease.

Investments revenue increased $199 million or 11%, mainly due to growth in average fee-based client assets reflecting capital appreciation and strong net sales. Higher securities brokerage commissions in Capital Markets and higher mutual fund distribution fees in Canadian Banking also contributed to the increase. These factors were partially offset by lower transaction volumes in Wealth Management.

Insurance revenue increased $610 million or 48%, mainly due to the change in fair value of investments backing our policyholder liabilities of $652 million resulting from the decrease in long-term interest rates, partially offset by a reduction of revenue related to our retrocession contracts, both of which were largely offset in PBCAE.

Trading revenue in Non-interest income increased $30 million or 10%. Total trading revenue of $880 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $141 million or 19%, mainly due to strong growth in equity trading revenue reflecting improved market conditions including increased volatility and the impact of foreign exchange translation.

Banking revenue increased $1 million, mainly due to higher credit card loan balances and transaction volumes, and higher service fee revenue. These factors were largely offset by lower loan syndication activity primarily in the U.S.

Underwriting and other advisory revenue increased $44 million or 11%, primarily due to higher mergers and acquisitions (M&A) activity mainly in Canada and the U.S., and higher debt origination activity largely in the U.S. These factors were partially offset by lower equity origination activity largely in Canada.

Other revenue increased $129 million or 57%, mainly due to a gain on the sale of a real estate asset and asset/liability management activities.

Q1 2015 vs. Q4 2014

Total revenue increased $1,262 million or 15% from the prior quarter, primarily due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Higher fixed income and equity trading revenue reflecting increased client activity, and improved market conditions including increased volatility, and the impact of foreign exchange translation of $155 million also contributed to the increase. These factors were partially offset by lower equity origination activity and a reduction of revenue related to our retrocession contracts as noted above. The prior quarter was unfavourably impacted by a $105 million charge reflecting the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA), and the exiting of certain proprietary trading strategies to comply with the Volcker Rule. In addition, our revenue in the prior quarter was also favourably impacted by net cumulative accounting adjustments of $55 million ($40 million after-tax) in Personal & Commercial Banking.

8        Royal Bank of Canada        First Quarter 2015

Provision for credit losses

Q1 2015 vs. Q1 2014

Total PCL decreased $22 million or 8% from a year ago, mainly due to lower provisions in Personal and Commercial Banking primarily in Canadian Banking, and Wealth Management, partially offset by higher provisions in Capital Markets.

Q1 2015 vs. Q4 2014

Total PCL decreased $75 million or 22% from the prior quarter, mainly due to lower provisions in Personal and Commercial Banking primarily in Caribbean Banking, and Capital Markets, partially offset by higher provisions in Wealth Management.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q1 2015 vs. Q1 2014

PBCAE increased $540 million or 55% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts, which was largely offset in revenue, and lower net claims costs in Canadian Insurance.

Q1 2015 vs. Q4 2014

PBCAE increased $770 million from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts as noted above.

Non-interest expense

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Salaries	$1,267	$1,233	$1,200
Variable compensation	1,181	923	1,108
Benefits and retention compensation	432	361	431
Share-based compensation	135	64	111
Human resources	$3,015	$2,581	$2,850
Equipment	297	288	284
Occupancy	335	333	316
Communications	198	259	170
Professional fees	198	263	160
Amortization of other intangibles	174	176	156
Other	403	440	451
Non-interest expense	$4,620	$4,340	$4,387
Efficiency ratio (1)	47.9%	51.8%	51.9%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q1 2015 vs. Q1 2014

Non-interest expense increased $233 million or 5%. Excluding the specified items from last year noted above, non-interest expense was up $333 million or 8%, primarily due to the impact of foreign exchange translation of $116 million, higher costs in support of business growth, and higher variable compensation. Additional restructuring costs of $42 million related to our U.S. and International Wealth Management businesses as well as higher marketing costs in Canadian Banking also contributed to the increase.

Efficiency ratio of 47.9% decreased 400 bps from 51.9% last year. Excluding the specified items from last year noted above, efficiency ratio decreased 280 bps from last year, mainly due to continuing benefits from our efficiency management activities.

Q1 2015 vs. Q4 2014

Non-interest expense increased $280 million or 6%, primarily due to higher variable compensation on higher results in Capital Markets, and higher costs in support of business growth including higher staff costs. The impact of foreign exchange translation of $88 million also contributed to the increase. These factors were partially offset by seasonally lower marketing costs in Canadian Banking.

Efficiency ratio of 47.9% decreased 390 bps from 51.8% last quarter, mainly due to continuing benefits from our efficiency management activities.

Non-interest expense and efficiency ratio, excluding the specified items noted above, are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        First Quarter 2015        9

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2015	October 31 2014	January 31 2014
Income taxes	$776	$612	$707
Net income before income taxes	$3,232	$2,945	$2,799
Canadian statutory income tax rate (1)	26.3%	26.3%	26.3%
Lower average tax rate applicable to subsidiaries	(1.5)%	(2.3)%	(2.4)%
Tax-exempt income from securities	(2.7)%	(2.8)%	(2.7)%
Tax rate change	0.0%	(0.2)%	0.0%
Effect of previously unrecognized tax loss, tax credit or temporary differences	0.0%	(0.2)%	0.0%
Other	1.9%	0.0%	4.1%
Effective income tax rate (2)	24.0%	20.8%	25.3%

(1)	Blended Federal and Provincial statutory income tax rate.
(2)	Total income taxes as a percentage of net income before income taxes.

Q1 2015 vs. Q1 2014

Income tax expense increased $69 million or 10% from last year, mainly due to higher earnings before income taxes. The effective income tax rate of 24.0% decreased 130 bps due to lower unfavourable tax adjustments which was partially offset by higher earnings in higher tax jurisdictions.

Q1 2015 vs. Q4 2014

Income tax expense increased $164 million or 27% from last quarter, mainly due to higher earnings before income taxes. The effective income tax rate of 24.0% increased 320 bps from 20.8% in the last quarter, mainly due to higher earnings in higher tax rate jurisdictions in the current quarter. In addition, last quarter included favourable tax adjustments.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2014. For further details, refer to the How we measure and report our business segments section of our 2014 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2014 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2015							October 31 2014	January 31 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,242	$226	$184	$140	$581	$21	$2,394	$2,272	$2,005
Total average common equity (1), (2)	16,000	5,800	1,600	2,350	15,800	7,700	49,250	47,450	44,050
ROE (3)	30.8%	15.5%	46.0%	23.7%	14.6%	n.m.	19.3%	19.0%	18.1%

(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

10        Royal Bank of Canada        First Quarter 2015

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2015 with the corresponding period in the prior year and the three months ended October 31, 2014 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. In 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates.

The following table provides a summary of our Economic profit:

	For the three months ended
	January 31 2015							October 31 2014	January 31 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,255	$230	$185	$142	$594	$50	$2,456	$2,333	$2,092
add: Non-controlling interests	–	1	–	–	–	(23)	(22)	(17)	(25)
After-tax effect of amortization of other intangibles	7	17	–	5	–	1	30	30	33
Intangibles writedown	–	–	–	–	–	–	–	6	–
Adjusted net income	$1,262	$248	$185	$147	$594	$28	$2,464	$2,352	$2,100
less: Capital charge	376	136	38	55	371	181	1,157	1,121	1,061
Economic profit (loss)	$886	$112	$147	$92	$223	$(153)	$1,307	$1,231	$1,039

Results excluding specified items

There were no specified items in the current period or the three months ended October 31, 2014. Results in Personal & Commercial Banking for the three months ended January 31, 2014 were impacted by the following specified items:

•	A loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica; and
•	A provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

The following tables provide calculations of our consolidated and segment results and measures excluding these specified items for the three months ended January 31, 2014:

Consolidated
	For the three months ended (1)
	January 31 2014
		Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges	Adjusted
Total revenue	$8,460	$–	$–	$8,460
PCL	292	–	–	292
PBCAE	982	–	–	982
Non-interest expense	4,387	(60)	(40)	4,287
Net income before income taxes	$2,799	$60	$40	$2,899
Income taxes	707	–	8	715
Net income	$2,092	$60	$32	$2,184
Net income available to common shareholders	$2,005	$60	$32	$2,097
Average number of common shares (thousands)	1,442,434			1,442,434
Basic earnings per share (in dollars)	$1.39	$0.04	$0.02	$1.45
Average number of diluted common shares (thousands)	1,458,742			1,458,742
Diluted earnings per share (in dollars)	$1.38	$0.04	$0.02	$1.44
Average common equity	$44,050			$44,050
ROE (2)	18.1%			18.9%
Efficiency ratio	51.9%			50.7%
Effective tax rate	25.3%			24.7%

(1)	There were no specified items for the three months ended January 31, 2015 and October 31, 2014.
(2)	ROE is based on actual balances of average common equity before rounding.

Royal Bank of Canada        First Quarter 2015        11

Personal & Commercial Banking
	For the three months ended (1)
	January 31 2014
		Items excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges	Adjusted
Total revenue	$3,411	$–	$–	$3,411
PCL	274	–	–	274
Non-interest expense	1,673	(60)	(40)	1,573
Net income before taxes	1,464	60	40	1,564
Net income	$1,071	$60	$32	$1,163
Selected balances and other information
Non-interest expense	$1,673	$(60)	$(40)	$1,573
Total revenue	3,411			3,411
Efficiency ratio	49.0%			46.1%
Revenue growth rate	6.9%			6.9%
Non-interest expense growth rate	13.5%			6.8%
Operating leverage	(6.6)%			0.1%

(1)	There were no specified items for the three months ended January 31, 2015 and October 31, 2014.

12        Royal Bank of Canada        First Quarter 2015

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$2,493	$2,447	$2,443
Non-interest income	1,073	1,104	968
Total revenue	3,566	3,551	3,411
PCL	252	314	274
Non-interest expense	1,628	1,686	1,673
Net income before income taxes	1,686	1,551	1,464
Net income	$1,255	$1,151	$1,071
Revenue by business
Canadian Banking	$3,336	$3,346	$3,178
Caribbean & U.S. Banking	230	205	233
Selected balances and other information
ROE	30.8%	28.3%	27.7%
NIM (1)	2.73%	2.71%	2.79%
Efficiency ratio (2)	45.7%	47.5%	49.0%
Efficiency ratio adjusted (2), (3)	n.a.	n.a.	46.1%
Operating leverage	7.2%	2.1%	(6.6)%
Operating leverage adjusted (3), (4)	1.0%	n.a.	0.1%
Effective income tax rate	25.6%	25.8%	26.8%
Average total earning assets (5)	$362,300	$357,600	$347,200
Average loans and acceptances (5)	362,200	358,000	347,300
Average deposits	293,700	285,200	275,100
AUA (6)	221,400	214,200	198,400
PCL on impaired loans as a % of average net loans and acceptances	0.28%	0.35%	0.31%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, and are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Non-interest expense in Q1 2014 was adjusted by excluding the loss of $60 million related to the sale of RBC Jamaica and the provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean. These adjustments resulted in an adjusted non-interest expense for Q1 2014 of $1,573 million, and an adjusted non-interest expense growth rate for Q1 2015 of 3.5%. Revenue growth rate for Q1 2015 was 4.5%.
(5)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2015 of $56.9 billion and $7.6 billion, respectively (October 31, 2014 – $54.5 billion and $8.0 billion; January 31, 2014 – $52.9 billion and $7.2 billion).
(6)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2015 of $23.2 billion and $7.6 billion, respectively (October 31, 2014 – $23.2 billion and $8.0 billion; January 31, 2014 – $25.1 billion and $7.2 billion).
n.a.	not applicable

Q1 2015 vs. Q1 2014

Net income increased $184 million or 17% compared to last year. Excluding the loss last year of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, net income was up $92 million or 8%, largely reflecting strong fee-based revenue growth and solid volume growth across most businesses in Canada, and improved earnings in the Caribbean.

Total revenue increased $155 million or 5%.

Canadian Banking revenue increased $158 million or 5%, largely reflecting strong fee-based revenue growth primarily attributable to higher mutual fund distribution fees and higher credit card transaction volumes, and solid volume growth across most businesses. These factors were partially offset by spread compression.

Caribbean & U.S. Banking revenue was relatively flat compared to last year as the impact from the implementation of full-service pricing across the region and foreign exchange translation was more than offset by last year’s inclusion of revenue from RBC Jamaica.

Net interest margin decreased 6 bps mainly due to the change last quarter in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income, which reduced net interest margin by 3 bps. Spread compression reflecting competitive pricing pressures and the continuing low interest rate environment also contributed to the decrease.

PCL decreased $22 million, with the PCL ratio decreasing 3 bps, reflecting lower provisions in most of our retail Canadian and Caribbean portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $45 million or 3%. Excluding the specified items from last year noted above, non-interest expense was up $55 million or 3%. Higher staff and infrastructure costs in support of business growth and increased marketing costs were partially offset by continuing benefits from our efficiency management activities largely in the Caribbean. In addition, last year included a litigation provision in Canada and the inclusion of expenses related to RBC Jamaica.

Q1 2015 vs. Q4 2014

Net income increased $104 million or 9% from last quarter, reflecting volume growth in Canada and the implementation of full-service pricing in the Caribbean. Our results last quarter included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax) in Canadian Banking, and higher PCL and a provision related to restructuring charges in the Caribbean.

Total revenue increased $15 million, driven by volume growth and seasonally higher credit card transaction volumes in Canada, as well as the implementation of full-service pricing in the Caribbean. Our results last quarter included favourable net cumulative accounting adjustments as noted above.

Royal Bank of Canada        First Quarter 2015        13

Net interest margin increased 2 bps as last quarter was unfavourably impacted by other accounting adjustments which reduced net interest margin by 3 bps.

PCL decreased $62 million, with the PCL ratio decreasing 7 bps, as last quarter included increased provisions on our impaired residential mortgage portfolio in the Caribbean, and there were lower provisions in our Canadian commercial lending portfolio in the current quarter.

Non-interest expense decreased $58 million or 3%, as seasonally lower marketing costs in Canada and continuing benefits from our efficiency management activities in the Caribbean were partially offset by higher staff costs in Canada. In addition, last quarter included a provision related to restructuring charges in the Caribbean as noted above.

Results excluding the specified items noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$2,341	$2,305	$2,296
Non-interest income	995	1,041	882
Total revenue	3,336	3,346	3,178
PCL	234	236	258
Non-interest expense	1,460	1,479	1,390
Net income before income taxes	1,642	1,631	1,530
Net income	$1,220	$1,210	$1,137
Revenue by business
Personal Financial Services	$1,886	$1,843	$1,805
Business Financial Services	792	869	758
Cards and Payment Solutions	658	634	615
Selected balances and other information
ROE	36.9%	36.1%	36.7%
NIM (1)	2.68%	2.66%	2.73%
Efficiency ratio (2)	43.8%	44.2%	43.7%
Operating leverage	0.0%	1.8%	0.5%
Effective income tax rate	25.7%	25.8%	25.7%
Average total earning assets (3)	$347,000	$343,400	$334,200
Average loans and acceptances (3)	353,600	350,200	339,600
Average deposits	277,000	269,700	259,800
AUA (4)	211,100	205,200	189,200
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.27%	0.30%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2015 of $56.9 billion and $7.6 billion, respectively (October 31, 2014 – $54.5 billion and $8.0 billion; January 31, 2014 – $52.9 billion and $7.2 billion).
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2015 of $23.2 billion and $7.6 billion respectively (October 31, 2014 – $23.2 billion and $8.0 billion; January 31, 2014 – $25.1 billion and $7.2 billion).

Q1 2015 vs. Q1 2014

Net income increased $83 million or 7% compared to last year, reflecting strong fee-based revenue growth and solid volume growth across most businesses.

Total revenue increased $158 million or 5% from last year.

Personal Financial Services revenue increased $81 million or 4%, due to solid volume growth in residential mortgages, personal deposits and personal loans, and increased fee-based revenue primarily attributable to higher mutual fund distribution fees.

Business Financial Services revenue increased $34 million or 4%, as solid volume growth in business deposits and business loans was partially offset by spread compression.

Cards and Payment Solutions revenue increased $43 million or 7%, mainly due to higher loan balances and transaction volumes.

Net interest margin decreased 5 bps compared to last year due to the change last quarter in recording of certain loan fees which reduced net interest margin by 3 bps as noted above. Spread compression reflecting competitive pricing pressures and the continuing low interest rate environment also impacted net interest margin.

PCL decreased $24 million, with the PCL ratio decreasing 4 bps, mainly due to lower provisions in our personal and commercial lending portfolios, partially offset by higher write-offs in our credit cards portfolio.

Non-interest expense increased $70 million or 5%, due to higher staff and infrastructure costs in support of business growth and higher marketing costs. In addition, last year included a litigation provision.

Q1 2015 vs. Q4 2014

Net income increased $10 million or 1% from last quarter, reflecting volume growth across most businesses. Our results last quarter included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax).

Total revenue decreased $10 million, as volume growth across most businesses, seasonally higher credit card transaction volumes and higher mutual fund distribution fees were more than offset by the inclusion of favourable net cumulative accounting adjustments last quarter as noted above.

14        Royal Bank of Canada        First Quarter 2015

Net interest margin increased 2 bps as last quarter was unfavourably impacted by other accounting adjustments which reduced net interest margin by 3 bps.

PCL decreased $2 million, with the PCL ratio decreasing 1 bp, as lower provisions in our commercial lending portfolio were mostly offset by higher write-offs in our credit cards portfolio.

Non-interest expense decreased $19 million or 1%, largely reflecting seasonally lower marketing costs, partially offset by higher staff costs.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$124	$123	$111
Non-interest income
Fee-based revenue	1,145	1,112	1,017
Transactional and other revenue	397	404	407
Total revenue	1,666	1,639	1,535
PCL	13	–	19
Non-interest expense	1,333	1,245	1,191
Net income before income taxes	320	394	325
Net income	$230	$285	$235
Revenue by business
Canadian Wealth Management	$539	$583	$520
U.S. & International Wealth Management	665	630	582
U.S. & International Wealth Management (US$ millions)	557	565	539
Global Asset Management (1)	462	426	433
Selected balances and other information
ROE	15.5%	19.6%	16.6%
Pre-tax margin (2)	19.2%	24.0%	21.2%
Number of advisors (3)	4,332	4,402	4,371
Average loans and acceptances	$17,800	$16,800	$14,600
Average deposits	39,700	37,900	34,800
AUA – total (4)	767,900	717,500	675,300
– U.S. & International Wealth Management (4)	488,300	432,400	414,800
– U.S. & International Wealth Management (US$ millions) (4)	384,200	383,700	372,400
AUM (4)	480,500	452,300	411,500
Average AUA	767,900	714,000	663,000
Average AUM	480,400	449,200	402,000

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2015 vs. Q1 2014	Q1 2015 vs. Q4 2014
Increase (decrease):
Total revenue	$51	$38
Non-interest expense	49	38
Net income	–	(2)
Percentage change in average US$ equivalent of C$1.00	(9)%	(7)%
Percentage change in average British pound equivalent of C$1.00	(3)%	(2)%
Percentage change in average Euro equivalent of C$1.00	3%	(0)%

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.
(4)	Represents period-end spot balances.

Q1 2015 vs. Q1 2014

Net income decreased $5 million or 2% from a year ago, as higher earnings from growth in average fee-based client assets were more than offset by additional restructuring costs of $42 million ($27 million after-tax) related to our U.S. and International Wealth Management businesses.

Total revenue increased $131 million or 9%.

Canadian Wealth Management revenue increased $19 million or 4%, mainly due to growth in average fee-based client assets reflecting capital appreciation and strong net sales, partially offset by lower transaction volumes.

U.S. & International Wealth Management revenue increased $83 million or 14%. In U.S. dollars, revenue increased $18 million or 3%, mainly due to growth in average fee-based client assets reflecting capital appreciation and net sales, partially offset by lower transaction volumes.

Global Asset Management revenue increased $29 million or 7%, mainly due to growth in average fee-based client assets reflecting capital appreciation and net sales. Last year, revenue included an additional month of revenue from BlueBay.

PCL decreased $6 million. Our current quarter included provisions on a couple of accounts primarily related to our U.S. and International Wealth Management businesses. Last year included provisions on a few accounts.

Royal Bank of Canada        First Quarter 2015        15

Non-interest expense increased $142 million or 12%, mainly due to higher staff costs and infrastructure investment in support of business growth in Canadian Wealth Management and Global Asset Management, the impact of foreign exchange translation, and additional restructuring costs as noted above.

Q1 2015 vs. Q4 2014

Net income decreased $55 million or 19%, mainly due to higher costs in support of business growth and additional restructuring costs. These factors were partially offset by semi-annual performance fees in the current quarter.

Total revenue increased $27 million or 2%, mainly due to the impact of foreign exchange translation and higher fee-based revenue including semi-annual performance fees in the current quarter. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan and lower transaction volumes.

PCL increased $13 million mainly due to provisions on a couple of accounts primarily related to our U.S. and International Wealth Management businesses.

Non-interest expense increased $88 million or 7%, mainly due to higher costs in support of business growth in Canadian Wealth Management and Global Asset Management businesses reflecting higher staff costs, the impact of foreign exchange translation and additional restructuring costs.

Insurance

	As at for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2015	October 31 2014	January 31 2014
Non-interest income
Net earned premiums	$902	$940	$953
Investment income (1)	900	159	260
Fee income	90	75	69
Total revenue	1,892	1,174	1,282
Insurance policyholder benefits and claims (1)	1,448	657	884
Insurance policyholder acquisition expense	74	95	98
Non-interest expense	146	149	147
Net income before income taxes	224	273	153
Net income	$185	$256	$157
Revenue by business
Canadian Insurance	$1,490	$646	$770
International Insurance	402	528	512
Selected balances and other information
ROE	46.0%	61.5%	40.5%
Premiums and deposits (2)	$1,238	$1,318	$1,276
Fair value changes on investments backing policyholder liabilities (1)	775	43	123

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2015 vs. Q1 2014

Net income increased $28 million or 18% from a year ago, mainly due to higher earnings from two new U.K. annuity contracts, favourable policyholder experience in Canadian Insurance, higher market-related net investment gains, and lower net claims costs in Canadian Insurance. These factors were partially offset by a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014.

Total revenue increased $610 million or 48% as compared to the prior year.

Canadian Insurance revenue increased $720 million or 94%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rates, largely offset in PBCAE.

International Insurance revenue decreased $110 million or 21%, mainly due to the change in fair value of investments backing our policyholder liabilities and a reduction of revenue related to our retrocession contracts, both of which were largely offset in PBCAE.

PBCAE increased $540 million or 55%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts, which was largely offset in revenue, and lower net claims costs in Canadian Insurance.

Non-interest expense was relatively flat as compared to last year.

16        Royal Bank of Canada        First Quarter 2015

Q1 2015 vs. Q4 2014

Net income decreased $71 million or 28% from the prior quarter as last quarter included favourable actuarial adjustments reflecting management actions and assumption changes as well as a favourable cumulative adjustment related to outstanding claims in our life retrocession business. The change in Canadian tax legislation this quarter noted above also contributed to the decrease. These factors were partially offset by higher earnings from two new U.K. annuity contracts and higher market-related net investment gains.

Total revenue increased $718 million or 61%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. This factor was partially offset by a reduction of revenue related to our retrocession contracts as noted above.

PBCAE increased $770 million, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts as noted above.

Non-interest expense decreased $3 million or 2% as compared to the prior quarter.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$196	$183	$183
Non-interest income	310	293	269
Total revenue	506	476	452
Non-interest expense	315	321	310
Net income before income taxes	191	155	142
Net income	$142	$113	$106
Selected balances and other information
ROE	23.7%	19.5%	19.7%
Average deposits	$128,300	$112,700	$113,000
Client deposits	44,200	45,000	40,800
Wholesale funding deposits	84,100	67,700	72,200
AUA (1)	3,725,400	3,702,800	3,426,000
Average AUA	3,665,200	3,565,500	3,344,000

(1)	Represents period-end spot balances.

Q1 2015 vs. Q1 2014

Net income increased $36 million or 34%, primarily due to increased client activity in our foreign exchange forwards business and higher foreign exchange transaction volumes reflecting favourable market conditions including increased volatility. Higher custodial fees also contributed to the increase.

Total revenue increased $54 million or 12%, mainly related to increased client activity in our foreign exchange forwards business and higher foreign exchange transaction volumes reflecting favourable market conditions including increased volatility. Higher custodial fees also contributed to the increase.

Non-interest expense increased $5 million or 2%.

Q1 2015 vs. Q4 2014

Net income increased $29 million or 26%, primarily related to increased client activity in our foreign exchange forwards business reflecting favourable market conditions including increased volatility, and higher funding and liquidity results.

Total revenue increased $30 million or 6%, mainly due to increased client activity in our foreign exchange forwards business and higher funding and liquidity revenue primarily as a result of interest rate volatility.

Non-interest expense decreased $6 million or 2%.

Royal Bank of Canada        First Quarter 2015        17

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2015	October 31 2014	January 31 2014
Net interest income (1)	$916	$877	$761
Non-interest income	1,117	622	1,049
Total revenue (1)	2,033	1,499	1,810
PCL	5	32	(2)
Non-interest expense	1,157	899	1,065
Net income before income taxes	871	568	747
Net income	$594	$402	$505
Revenue by business (2)
Corporate and Investment Banking	$886	$846	$826
Global Markets	1,149	721	944
Other	(2)	(68)	40
Selected balances and other information
ROE	14.6%	10.7%	14.5%
Average total assets	$478,000	$416,900	$376,000
Average trading securities	118,300	105,400	100,700
Average loans and acceptances	73,900	68,500	60,600
Average deposits	55,100	51,500	43,200
PCL on impaired loans as a % of average net loans and acceptances	0.03%	0.19%	(0.01)%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2015 vs. Q1 2014	Q1 2015 vs. Q4 2014
Increase (decrease):
Total revenue	$128	$102
Non-interest expense	64	44
Net income	41	37
Percentage change in average US$ equivalent of C$1.00	(9)%	(7)%
Percentage change in average British pound equivalent of C$1.00	(3)%	(2)%
Percentage change in average Euro equivalent of C$1.00	3%	(0)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended January 31, 2015 was $109 million (October 31, 2014 – $101 million, January 31, 2014 – $95 million). For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.
(2)	Effective the first quarter of 2015, we reclassified amounts from Global Markets to Other related to certain proprietary trading strategies which we exited in the fourth quarter of 2014 to comply with the Volcker Rule. Prior period amounts have been revised from those previously presented.

Q1 2015 vs. Q1 2014

Net income increased $89 million or 18%, driven by growth across most businesses reflecting improved market conditions, our continued focus on origination and increased client activity. The impact of foreign exchange translation also contributed to the increase.

Total revenue increased $223 million or 12%, including the impact of foreign exchange translation of $128 million.

Corporate and Investment Banking revenue increased $60 million or 7%, largely due to higher M&A activity mainly in Canada and the U.S. Solid growth in lending activity mainly in the U.S. and Europe, and higher debt origination activity largely in the U.S. also contributed to the increase. These factors were partially offset by lower loan syndication activity primarily in the U.S., and lower equity origination activity largely in Canada.

Global Markets revenue increased $205 million or 22%, primarily due to strong growth in equity trading revenue reflecting improved market conditions including increased volatility.

Other revenue decreased $42 million, mainly due to the exiting of certain proprietary trading strategies in the fourth quarter of 2014 to comply with the Volcker Rule as these strategies are now included in our legacy portfolio as of this quarter.

PCL of $5 million increased $7 million from the prior year, primarily due to a provision taken on a single account in the Utilities sector. For further details, refer to the Credit quality performance section.

Non-interest expense increased $92 million or 9%, largely due to the impact of foreign exchange translation of $64 million and higher costs in support of business growth, including higher staff costs.

Q1 2015 vs. Q4 2014

Net income increased $192 million or 48%, driven by growth across most businesses reflecting improved market conditions and increased client activity, and the impact of foreign exchange translation. These factors were partially offset by higher variable compensation. In addition, the prior quarter was unfavourably impacted by a $105 million charge ($51 million after-tax and compensation adjustments) reflecting the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives, and $75 million ($46 million after-tax and variable compensation) in lower trading revenue and costs associated with the exiting of certain proprietary trading strategies to comply with the Volcker Rule.

Total revenue increased $534 million or 36%, mainly due to higher fixed income and equity trading revenue reflecting increased client activity, and improved market conditions including increased volatility. Higher M&A activity, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower equity origination activity mainly in Canada and the U.S. In addition, the prior quarter was unfavourably impacted by the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives and the exiting of certain proprietary trading strategies.

18        Royal Bank of Canada        First Quarter 2015

PCL of $5 million decreased $27 million from the prior quarter. Both quarters included a provision on a single account in the Utilities sector.

Non-interest expense increased $258 million or 29%, largely due to higher variable compensation on improved results. Higher staff costs and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower litigation provisions and related legal costs.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Net interest income (loss) (1)	$(98)	$(70)	$(38)
Non-interest income (loss)	79	113	8
Total revenue (1)	(19)	43	(30)
PCL	1	(1)	1
Non-interest expense	40	40	1
Net income (loss) before income taxes (1)	(60)	4	(32)
Income taxes (recoveries) (1)	(110)	(122)	(50)
Net income (2)	$50	$126	$18

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended January 31, 2015 was $23 million (October 31, 2014 – $24 million; January 31, 2014 – $23 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended January 31, 2015 was $109 million as compared to $101 million in the prior quarter and $95 million last year. For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q1 2015

Net income was $50 million largely reflecting a gain on sale of a real estate asset and asset/liability management activities.

Q4 2014

Net income was $126 million largely reflecting gains on private equity investments related to the sale of a legacy portfolio and asset/liability management activities.

Q1 2014

Net income was $18 million largely reflecting asset/liability management activities.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended
	January 31 2015				October 31 2014				January 31 2014
(Millions of Canadian dollars)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Total revenue	$6,410	$1,703	$1,531	$9,644	$5,527	$1,346	$1,509	$8,382	$5,357	$1,560	$1,543	$8,460
Net income	$1,811	$313	$332	$2,456	$1,921	$241	$171	$2,333	$1,577	$340	$175	$2,092

(1)	For further details, refer to Note 30 of our audited 2014 Annual Consolidated Financial Statements.

Q1 2015 vs. Q1 2014

Net income in Canada was up $234 million or 15% from the prior year, mainly due to growth in equity and fixed income trading revenue, higher M&A activity, and strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking. A gain on the sale of a real estate asset also contributed to the increase. These factors were partially offset by lower equity origination activity.

U.S. net income decreased $27 million or 8% from the prior year, primarily due to lower fixed income trading revenue mainly as a result of exiting certain proprietary trading strategies in the fourth quarter of 2014. Lower loan syndication activity, and additional restructuring costs related to our U.S. Wealth Management businesses also contributed to the decrease. These factors were partially offset by strong growth in equity trading revenue reflecting improved market conditions including increased volatility, and higher debt origination activity in Capital Markets.

Royal Bank of Canada        First Quarter 2015        19

Other International net income was up $157 million from the prior year, largely due to lower PCL in our retail Caribbean portfolios, solid growth in lending activity in Europe, and higher earnings from two new U.K. annuity contracts in Insurance. In addition, the prior year was unfavourably impacted by the loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

Q1 2015 vs. Q4 2014

Net income in Canada was down $110 million or 6% from the prior quarter, mainly due to lower equity origination activity in Capital Markets, and higher staff costs and infrastructure investment in support of business growth in Wealth Management. These factors were partially offset by volume growth and seasonally higher credit card transaction volumes in Canadian Banking. In addition, the prior quarter results were favourably impacted by net cumulative accounting adjustments of $55 million ($40 million after-tax) in Canadian Banking, and actuarial adjustments reflecting management actions and assumption changes in Insurance. Our results in the prior quarter were also unfavourably impacted by the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives.

U.S. net income increased $72 million or 30% from the prior quarter, primarily due to growth across most businesses in Capital Markets, largely driven by improved market conditions including increased volatility, and increased client activity, partially offset by higher variable compensation. In addition, the prior quarter was unfavourably impacted by the exiting of certain proprietary trading strategies to comply with the Volcker Rule.

Other International net income was up $161 million from the prior quarter, largely due to higher trading results in Europe and Asia Pacific, and higher loan syndication activity in Europe. These factors were partially offset by a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014 in Insurance. In addition, last quarter was unfavourably impacted by increased provisions on our impaired residential mortgages portfolio and a provision related to restructuring, both in the Caribbean.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1), (2)

	2015	2014				2013
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$3,631	$3,560	$3,647	$3,449	$3,460	$3,351	$3,392	$3,222
Non-interest income	6,013	4,822	5,343	4,827	5,000	4,568	3,784	4,501
Total revenue	$9,644	$8,382	$8,990	$8,276	$8,460	$7,919	$7,176	$7,723
PCL	270	345	283	244	292	334	267	287
PBCAE	1,522	752	1,009	830	982	878	263	938
Non-interest expense	4,620	4,340	4,602	4,332	4,387	4,151	3,999	4,015
Net income before income taxes	$3,232	$2,945	$3,096	$2,870	$2,799	$2,556	$2,647	$2,483
Income taxes	776	612	718	669	707	455	362	574
Net income	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101	$2,285	$1,909
EPS – basic	$1.66	$1.57	$1.59	$1.47	$1.39	$1.40	$1.52	$1.26
– diluted	1.65	1.57	1.59	1.47	1.38	1.39	1.51	1.25
Segments – net income (loss)
Personal & Commercial Banking	$1,255	$1,151	$1,138	$1,115	$1,071	$1,070	$1,167	$1,039
Wealth Management	230	285	285	278	235	202	233	222
Insurance	185	256	214	154	157	107	160	164
Investor & Treasury Services	142	113	110	112	106	91	104	65
Capital Markets	594	402	641	507	505	469	386	383
Corporate Support	50	126	(10)	35	18	162	235	36
Net income	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101	$2,285	$1,909
Effective income tax rate	24.0%	20.8%	23.2%	23.3%	25.3%	17.8%	13.7%	23.1%
Period average US$ equivalent of C$1.00	$0.839	$0.900	$0.925	$0.907	$0.926	$0.960	$0.963	$0.982

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Comparative amounts have been revised from those previously presented.

Notable items affecting our consolidated results

•	In the third quarter of 2014, our results included a loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.
•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the announced sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments including a $124 million income tax adjustment related to prior years.

20        Royal Bank of Canada        First Quarter 2015

•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment related to 2012.
•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.

Trend analysis

Economic conditions in Canada and the U.S. have generally improved over the period, primarily due to solid consumer spending, strengthening labour markets and firm housing market activity. Economic growth in Canada has slowed as a result of the sharp decline in global oil prices since the third quarter of 2014. Global equity indices experienced volatility throughout the period resulting from geopolitical uncertainty, the possibility of Euro area recession, and the recent fall in global oil prices. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards over the period, driven by solid volume growth in our Canadian Banking businesses and higher earnings from growth in average-fee based client assets reflecting capital appreciation and strong net sales in Wealth Management. Capital Markets results have generally trended upwards since the third quarter of 2013, and were negatively impacted in the fourth quarter of 2014 by the exiting of certain proprietary trading strategies to comply with the Volcker Rule and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Results in our Insurance segment have generally trended upwards over the period, particularly since the fourth quarter of 2013, which was impacted by an unfavourable charge resulting from new tax legislation in Canada as noted above. Insurance results in the first quarter of 2015 were impacted by an unfavourable change in Canadian tax legislation impacting foreign insurance affiliates. Investor & Treasury Services results have generally trended upwards over the period largely due to benefits from our efficiency management activities.

Revenue generally trended upwards over the period, mostly due to solid volume growth in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management. Trading revenue has generally trended upwards since the third quarter of 2013, and was unfavourably impacted in the fourth quarter of 2014 by the exiting of certain proprietary trading strategies and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Canadian Banking revenue in the fourth quarter of 2014 was favourably impacted by net cumulative accounting adjustments. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and higher trading related net interest income and solid lending activity in Capital Markets. Starting in the first quarter of 2014, the impact of foreign exchange translation due to a weakening Canadian dollar has also contributed to the increase in revenue. Insurance revenue is impacted by changes in the fair value of investments backing our policyholder liabilities, largely offset in PBCAE.

Asset quality remained strong over the period despite increased lending and has resulted in PCL remaining relatively stable over the period. The fourth quarter of 2014 included an additional provision in Personal & Commercial Banking related to our impaired residential mortgages portfolio in the Caribbean. Wealth Management had provisions in the last two quarters of 2013 and the first quarter of 2014 related to a few accounts, as well as provisions in the first quarter of 2015 on a couple of accounts related to our U.S. and International Wealth Management businesses. PCL in Capital Markets has fluctuated over the period.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of new tax legislation in Canada as noted above.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period largely in support of business growth. The first quarter of 2015 and the fourth quarter of 2014 were impacted by restructuring costs in Wealth Management as noted above. The first quarter of 2014 was impacted by the loss related to the sale of RBC Jamaica and a provision in the Caribbean, while the third quarter of 2014 was impacted by a loss including foreign currency translation related to the closing of the sale of RBC Jamaica. Since the first quarter of 2014, the impact of foreign exchange translation due to a weakening Canadian dollar has also contributed to the increase.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources such as Canadian taxable corporate dividends. Our effective income tax rate has also been impacted over the period by higher earnings before income taxes and by favourable tax adjustments.

Royal Bank of Canada        First Quarter 2015        21

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Assets
Cash and due from banks	$20,027	$17,421	$13,786
Interest-bearing deposits with banks	3,866	8,399	8,245
Securities	230,723	199,148	189,494
Assets purchased under reverse repurchase agreements and securities borrowed	163,573	135,580	140,669
Loans
Retail	336,503	334,269	322,624
Wholesale	113,764	102,954	94,983
Allowance for loan losses	(2,057)	(1,994)	(1,979)
Segregated fund net assets	719	675	542
Other – Derivatives	150,564	87,402	79,475
– Other	69,013	56,696	56,878
Total assets	$1,086,695	$940,550	$904,717
Liabilities
Deposits	$654,707	$614,100	$594,444
Segregated fund liabilities	719	675	542
Other – Derivatives	152,869	88,982	80,702
– Other	213,090	174,431	170,500
Subordinated debentures	7,889	7,859	6,521
Total liabilities	1,029,274	886,047	852,709
Equity attributable to shareholders	55,665	52,690	50,236
Non-controlling interests	1,756	1,813	1,772
Total equity	57,421	54,503	52,008
Total liabilities and equity	$1,086,695	$940,550	$904,717

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Our consolidated balance sheet was impacted by foreign exchange translation which increased our total assets and our total liabilities and equity by approximately $66 billion compared to last year and $76 billion compared to last quarter due to the weaker Canadian dollar.

Q1 2015 vs. Q1 2014

Total assets were up $182 billion or 20% from last year, including the impact of foreign exchange translation as noted above.

Interest-bearing deposits with banks decreased by $4 billion or 53%, largely reflecting lower deposits with central banks.

Securities were up $41 billion or 22% compared to last year, primarily due to the impact of foreign exchange translation, higher government debt securities largely as a result of favourable market conditions and increased client activity, and increased equity trading positions in support of business activities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $23 billion or 16%, mainly attributable to the impact of foreign exchange translation, increased business activities and higher client activity.

Loans were up $33 billion or 8%, predominantly due to growth in wholesale loans and solid volume growth in residential mortgages reflecting the ongoing low interest rate environment. The impact of foreign exchange translation also contributed to the increase.

Derivative assets were up $71 billion or 89%, mainly attributable to increased fair values on interest rate swaps due to higher market volatility, the impact of foreign exchange translation, and higher fair values on foreign exchange forward contracts, largely offset by increased financial netting.

Other assets were up $12 billion or 21%, largely reflecting an increase in cash collateral requirements and the impact of foreign exchange translation.

Total liabilities were up $177 billion or 21% from last year, including the impact of foreign exchange translation.

Deposits increased $60 billion or 10%, mainly reflecting the impact of foreign exchange translation, issuances of fixed term notes to satisfy funding requirements, and business growth. Demand for our high-yield savings accounts and other product offerings in our retail business also contributed to the increase.

Derivative liabilities were up $72 billion or 89%, primarily attributable to increased fair values on interest rate swaps due to higher market volatility, the impact of foreign exchange translation, and higher fair values on foreign exchange forward contracts, largely offset by increased financial netting.

Other liabilities increased $43 billion or 25%, mainly resulting from the impact of foreign exchange translation and higher obligations related to repurchase agreements. An increase in cash collateral requirements and higher obligations related to securities sold short also contributed to the increase.

Total equity increased $5 billion or 10%, largely reflecting the impact of foreign exchange translation and earnings, net of dividends.

22        Royal Bank of Canada        First Quarter 2015

Q1 2015 vs. Q4 2014

Total assets increased $146 billion or 16% from the prior quarter, primarily attributable to the impact of foreign exchange translation and an increase in derivative assets due to the reasons noted above. An increase in reverse repos, and growth in wholesale loans largely due to higher client activity also contributed to the increase.

Total liabilities increased $143 billion or 16% from the prior quarter, primarily attributable to the impact of foreign exchange translation and an increase in derivative liabilities due to the reasons noted above. Higher business deposits and increased obligations related to repurchase agreements, both largely due to funding requirements, also contributed to the increase.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 43 to 46 of our 2014 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our audited 2014 Annual Consolidated Financial Statements.

We periodically securitize residential mortgage loans for the Canadian social housing program through the NHA MBS program, which are derecognized from our Consolidated Balance Sheets when sold to third party investors. During the first quarter of 2015, we securitized $25 million of residential mortgage loans for the Canadian social housing program (October 31, 2014 – $78 million; January 31, 2014 – $nil).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2014 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at January 31, 2015, our maximum exposure to loss from these conduits was $39 billion (October 31, 2014 – $31 billion; January 31, 2014 – $33 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at January 31, 2015, the notional amount of backstop liquidity facilities we provided was $39 billion (October 31, 2014 – $31 billion; January 31, 2014 – $33 billion) and the partial credit enhancement facilities we provided were $3.6 billion (October 31, 2014 – $2.9 billion; January 31, 2014 – $3.0 billion). The increase in the amount of backstop liquidity and credit enhancement facilities provided to the multi-seller conduits compared to the prior quarter and prior year primarily reflect an increase in the outstanding securitized assets of the multi-seller conduits and fluctuations in exchange rates.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $967 million, an increase of $103 million from the prior quarter and $25 million from the prior year due to fluctuations in exchange rates. Total assets of the multi-seller conduits as at January 31, 2015 were $38 billion (October 31, 2014 – $30 billion; January 31, 2014 – $32 billion). The increase from the prior quarter was primarily due to growth in the Student loans, Credit cards, Auto loans and leases asset classes and fluctuations in exchange rates. The increase from the prior year was primarily due to increases in the Student loans, Credit cards, Auto loans and leases as well as Dealer floor plan asset classes and fluctuations in exchange rates.

As at January 31, 2015, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $25 billion (October 31, 2014 – $20 billion; January 31, 2014 – $20 billion). The rating agencies that rate the ABCP rated 71% of the total amount issued within the top ratings category (October 31, 2014 – 73%; January 31, 2014 – 73%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement

Royal Bank of Canada        First Quarter 2015        23

agent in order to facilitate overall program liquidity. As at January 31, 2015, the fair value of our inventory was $2 million, a decrease of $40 million from the prior quarter and $2 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at January 31, 2015 was $1.0 billion (October 31, 2014 – $0.9 billion; January 31, 2014 – $0.9 billion). The increase in our maximum exposure to loss is primarily related to fluctuations in exchange rates. As at January 31, 2015, approximately 90% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at January 31, 2015, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $905 million (October 31, 2014 – $749 million; January 31, 2014 – $627 million). The increase in our maximum exposure to loss relative to the prior quarter and prior year is primarily related to the addition of new TOB trusts.

During fiscal 2014, we entered the collateralized loan obligation market as a senior warehouse lender and structuring and placement agent. We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations certificates is used to fully repay the senior warehouse financing that we provide. As at January 31, 2015 our maximum exposure to loss associated with the single, outstanding senior warehouse financing facility was $67 million.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third party managed reference funds. Our maximum exposure as at January 31, 2015, which is primarily related to our investments in such reference funds, was $3.6 billion (October 31, 2014 – $3.4 billion; January 31, 2014 – $3.1 billion). The increases in our maximum exposure compared to the prior quarter and prior year are primarily due to fluctuations in exchange rates and positive performance of the reference funds.

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at January 31, 2015, our maximum exposure to these funds was $723 million (October 31, 2014 – $641 million; January 31, 2014 – $634 million). The increases in our maximum exposure compared to the prior quarter and prior year are primarily due to fluctuations in exchange rates.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at January 31, 2015, our maximum exposure to loss in these entities was $3.8 billion (October 31, 2014 – $2.4 billion; January 31, 2014 – $2.7 billion). The increases in our maximum exposure compared to the prior quarter and prior year reflect additional securitized assets and fluctuations in exchange rates.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at January 31, 2015 was $281 billion (October 31, 2014 – $258 billion; January 31, 2014 – $244 billion). The increases compared to the prior quarter and prior year relate primarily to the impact of fluctuations in exchange rates and business growth in Other commitments. Refer to Liquidity and funding risk and Note 26 of our audited 2014 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

24        Royal Bank of Canada        First Quarter 2015

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	January 31 2015						October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)
Residential mortgages	$221,558	$–	$208	$–	$–	$221,766	$219,454
Personal	95,994	85,434	175	–	–	181,603	180,140
Credit cards	14,922	23,360	–	–	–	38,282	36,613
Small business (5)	4,029	4,811	8	–	–	8,848	8,707
Retail	$336,503	$113,605	$391	$–	$–	$450,499	444,914
Business (5)
Agriculture	$5,893	$1,044	$68	$–	$118	$7,123	$6,879
Automotive	6,612	5,018	387	–	991	13,008	12,085
Consumer goods	6,933	7,084	606	–	548	15,171	14,189
Energy
Oil and gas	6,901	11,905	1,427	–	909	21,142	18,589
Utilities	5,042	12,389	2,441	–	1,724	21,596	18,118
Non-bank financial services	5,719	11,243	17,884	178,349	31,922	245,117	212,681
Forest products	1,077	485	113	–	37	1,712	1,557
Industrial products	4,999	5,308	482	–	680	11,469	10,321
Mining & metals	1,518	3,247	934	–	347	6,046	5,240
Real estate & related	32,506	8,626	1,776	32	384	43,324	40,185
Technology & media	5,351	8,824	621	3	1,647	16,446	14,995
Transportation & environment	5,661	3,719	1,957	–	1,623	12,960	11,568
Other	30,394	13,976	11,362	3,435	14,638	73,805	65,618
Sovereign (5)	5,170	5,420	47,664	31,681	11,450	101,385	91,762
Bank (5)	1,770	935	74,889	110,018	27,941	215,553	192,824
Wholesale	$125,546	$99,223	$162,611	$323,518	$94,959	$805,857	$716,611
Total exposure	$462,049	$212,828	$163,002	$323,518	$94,959	$1,256,356	$1,161,525

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Refer to Note 5 of our audited 2014 Annual Consolidated Financial Statements for the definition of these terms.

Q1 2015 vs. Q4 2014

Total gross credit risk exposure increased $95 billion or 8% from the prior quarter, primarily attributable to the impact of foreign exchange translation.

Retail exposure increased $6 billion or 1% mainly in Canada driven by continued volume growth in residential mortgages, personal loans and credit cards.

Wholesale exposure increased $89 billion or 12%, primarily attributable to the impact of foreign exchange translation and an increase in trading-related exposure driven by repo-style transactions due to higher client activity. Wholesale loan utilization was 37%, unchanged from the prior quarter.

Gross credit risk exposure by geography (1)

	As at
	January 31 2015						October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure
Canada	$393,691	$146,388	$69,727	$64,686	$30,148	$704,640	$674,079
U.S.	34,330	48,901	26,491	160,325	15,599	285,646	258,167
Europe	17,285	14,532	46,655	65,036	43,462	186,970	163,066
Other International	16,743	3,007	20,129	33,471	5,750	79,100	66,213
Total exposure	$462,049	$212,828	$163,002	$323,518	$94,959	$1,256,356	$1,161,525

(1)	Geographic profile is based on country of residence of the borrower.

Royal Bank of Canada        First Quarter 2015        25

Q1 2015 vs. Q4 2014

Our gross credit risk exposure increased across all regions from the prior quarter, as Canada increased 5%, U.S 11%, Europe 15% and Other International 20%. These shifts were largely driven by the impact of foreign exchange translation and increased trading activity.

European exposure

	As at
	January 31 2015							October 31 2014
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure
Gross exposure to Europe	$17,285	$14,532	$22,685	$23,970	$65,036	$43,462	$186,970	$163,066
Less: Collateral held against repo-style transactions	–	–	–	–	62,876	–	62,876	51,386
Potential future credit exposure add-on amount	–	–	–	–	–	26,230	26,230	22,403
Undrawn commitments	–	14,532	–	23,970	–	–	38,502	38,079
Gross drawn exposure to Europe	$17,285	$–	$22,685	$–	$2,160	$17,232	$59,362	$51,198
Less: Collateral applied against derivatives	–	–	–	–	–	12,263	12,263	8,249
Add: Trading securities	–	–	15,128	–	–	–	15,128	15,471
Net exposure to Europe (3)	$17,285	$–	$37,813	$–	$2,160	$4,969	$62,227	$58,420

(1)	These amounts are comprised of $11.4 billion to corporate entities, $2.5 billion to financial entities and $0.6 billion to sovereign entities. On a country basis, exposure is comprised of $5.8 billion to the U.K., $2.4 billion to Germany, $2.2 billion to France, $426 million to Ireland, $361 million to Spain, $151 million to Italy, with the remaining $3.2 billion related to Other Europe. Of the undrawn commitments, over 74% are to investment grade entities.
(2)	Securities include $15.1 billion of trading securities (October 31, 2014 - $15.5 billion), $13.1 billion of deposits (October 31, 2014 - $11.9 billion) and $9.6 billion of AFS securities (October 31, 2014 – $11 billion).
(3)	Excludes $3.6 billion (October 31, 2014 - $2.8 billion) of exposures to supranational agencies and $nil (October 31, 2014 – $0.7 billion) exposure to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at January 31, 2015 was $187 billion. Our gross drawn exposure to Europe was $59 billion, after taking into account collateral held against repo-style transactions of $63 billion, letters of credit and guarantees, and undrawn commitments for loans of $39 billion and potential future credit exposure to derivatives of $26 billion. Our net exposure to Europe was $62 billion, after taking into account $12 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $15 billion held in our trading book. Our net exposure to Europe also reflected $0.7 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Net European exposure by country (1)

	As at
	January 31 2015					October 31 2014

(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total
U.K.	$10,741	$11,615	$1,540	$1,958	$25,854	$24,033
Germany	1,107	8,050	43	862	10,062	10,172
France	488	3,373	295	580	4,736	4,284
Total U.K., Germany, France	$12,336	$23,038	$1,878	$3,400	$40,652	$38,489
Greece	$–	$–	$–	$–	$–	$–
Ireland	887	107	10	67	1,071	883
Italy	14	99	–	75	188	150
Portugal	6	2	–	1	9	9
Spain	282	137	2	56	477	476
Total Peripheral (2)	$1,189	$345	$12	$199	$1,745	$1,518
Luxembourg	$508	$1,101	$2	$69	$1,680	$1,909
Netherlands	944	3,350	39	761	5,094	4,260
Norway	408	2,825	–	125	3,358	3,011
Sweden	39	2,430	91	1	2,561	2,731
Switzerland	628	3,246	103	84	4,061	3,557
Other	1,233	1,478	35	330	3,076	2,945
Total Other Europe	$3,760	$14,430	$270	$1,370	$19,830	$18,413
Total exposure to Europe	$17,285	$37,813	$2,160	$4,969	$62,227	$58,420

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (October 31, 2014 – $nil), Ireland $3.0 billion (October 31, 2014 – $2.5 billion), Italy $0.4 billion (October 31, 2014 – $0.2 billion), Portugal $nil (October 31, 2014 – $nil), and Spain $1.3 billion (October 31, 2014 – $0.9 billion).

26        Royal Bank of Canada        First Quarter 2015

Q1 2015 vs. Q4 2014

Net credit risk exposure to Europe increased $4 billion from last quarter, largely driven by increased exposure in the U.K., Netherlands and Switzerland. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal with total outstanding exposure increasing $0.2 billion during the quarter to $1.7 billion as at January 31, 2015, largely due to an increase in exposure to Ireland.

Our exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and AFS securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had a PCL recovery on this portfolio of $0.1 million this quarter. The gross impaired loans ratio of this loan book was 0.20%, up from 0.12% last quarter.

Net European exposure by client type

	As at
	January 31 2015												October 31 2014
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe
Financials	$6,480	$7,042	$985	$14,507	$–	$129	$101	$1	$96	$327	$10,234	$25,068	$24,641
Sovereign	9,072	798	2,968	12,838	–	24	13	–	23	60	5,203	18,101	17,527
Corporate	10,302	2,222	783	13,307	–	918	74	8	358	1,358	4,393	19,058	16,252
Total	$25,854	$10,062	$4,736	$40,652	$–	$1,071	$188	$9	$477	$1,745	$19,830	$62,227	$58,420

Q1 2015 vs. Q4 2014

Our net exposure to Corporate increased by $3 billion mainly due to increases in the U.K. and Germany.

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at January 31, 2015
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,510	56%	$5,195	44%	$11,705	$2,066
Quebec	13,258	50	13,263	50	26,521	4,165
Ontario	36,189	41	52,199	59	88,388	16,949
Prairie provinces	26,509	54	22,750	46	49,259	10,214
B.C. and territories	15,755	38	25,886	62	41,641	9,605
Total Canada (4)	$98,221	45%	$119,293	55%	$217,514	$42,999
U.S.	4	1	629	99	633	371
Other International	14	–	3,168	100	3,182	2,896
Total International	$18	–%	$3,797	100%	$3,815	$3,267
Total	$98,239	44%	$123,090	56%	$221,329	$46,266

Royal Bank of Canada        First Quarter 2015        27

	As at October 31, 2014
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,411	55%	$5,169	45%	$11,580	$2,068
Quebec	13,006	50	13,248	50	26,254	4,163
Ontario	35,354	40	51,974	60	87,328	17,104
Prairie provinces	25,813	53	22,826	47	48,639	10,310
B.C. and territories	15,585	38	25,887	62	41,472	9,768
Total Canada (4)	$96,169	45%	$119,104	55%	$215,273	$43,413

U.S.	4	1	535	99	539	332
Other International	13	–	3,081	100	3,094	2,691
Total International	$17	–%	$3,616	100%	$3,633	$3,023
Total	$96,186	44%	$122,720	56%	$218,906	$46,436
(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $229 million (October 31, 2014 – $351 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Refer to the Risk management section of our 2014 Annual Report for the definition of these regions.
(4)	Total consolidated residential mortgages in Canada of $218 billion (October 31, 2014 – $215 billion) is comprised of $194 billion (October 31, 2014 – $192 billion) of residential mortgages and $5 billion (October 31, 2014 – $5 billion) of mortgages with commercial clients of which $3 billion (October 31, 2014 – $3 billion) are insured mortgages, both in Canadian Banking, and $19 billion (October 31, 2014 – $18 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at January 31, 2015, home equity lines of credit in Canadian Banking were $43 billion (October 31, 2014 – $43 billion). Approximately 97% of these home equity lines of credit (October 31, 2014 – 97%) are secured by a first lien on real estate, and 8% (October 31, 2014 – 8%) of the total homeline clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	January 31 2015			October 31 2014
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	72%	93%	73%	71%	91%	72%
> 25 years ≤ 30 years	23	7	22	23	9	22
> 30 years ≤ 35 years	4	–	4	5	–	5
> 35 years	1	–	1	1	–	1
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended
	January 31 2015		October 31 2014
	Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	74%	74%	75%
Quebec	72	73	70	73
Ontario	71	70	71	71
Prairie provinces	73	73	73	73
B.C. and territories	69	67	70	68
U.S.	71	n.m.	71	n.m.
Other International	85	n.m.	85	n.m.
Average of newly originated and acquired for the year (4), (5)	71%	70%	71%	71%
Total Canadian Banking residential mortgages portfolio	56%	55%	55%	55%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2014 Annual Report for the definition of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

28        Royal Bank of Canada        First Quarter 2015

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages, including homeline products, is 55% as at January 31, 2015 (October 31, 2014 – 55%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2015	October 31 2014	January 31 2014
Personal & Commercial Banking	$252	$314	$274
Wealth Management	13	–	19
Capital Markets	5	32	(2)
Corporate Support and Other (1)	–	(1)	1
Total PCL	$270	$345	$292
Canada (2)
Residential mortgages	$8	$10	$8
Personal	96	94	117
Credit cards	92	85	83
Small business	9	11	14
Retail	205	200	222
Wholesale	28	35	34
PCL on impaired loans	233	235	256
U.S. (2)
Retail	$–	$1	$–
Wholesale	7	33	1
PCL on impaired loans	7	34	1
Other International (2)
Retail	$4	$61	$29
Wholesale	26	15	6
PCL on impaired loans	30	76	35
Total PCL	$270	$345	$292
PCL ratio (3)
Total PCL ratio	0.24%	0.31%	0.27%
Personal & Commercial Banking	0.28	0.35	0.31
Canadian Banking	0.26	0.27	0.30
Caribbean Banking	0.93	4.18	0.89
Wealth Management	0.29	–	0.52
Capital Markets	0.03	0.19	(0.01)

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q1 2015 vs. Q1 2014

Total PCL decreased $22 million, or 8%, from a year ago. The PCL ratio of 24 bps decreased 3 bps.

PCL in Personal & Commercial Banking decreased $22 million or 8%, and the PCL ratio of 28 bps decreased 3 bps, mainly reflecting lower PCL in Canadian Banking due to lower provisions in our personal and commercial lending portfolios, partially offset by higher write-offs in our credit card portfolio. PCL in Caribbean Banking was relatively flat as compared to last year.

PCL in Wealth Management decreased $6 million. Our current quarter included provisions on a couple of accounts primarily related to our U.S. and International Wealth Management businesses. Last year included provisions on a few accounts.

PCL in Capital Markets of $5 million increased $7 million, mainly due to a provision taken on a single account in the Utilities sector in this quarter.

Royal Bank of Canada        First Quarter 2015        29

Q1 2015 vs. Q4 2014

Total PCL decreased $75 million or 22%, from the prior quarter. PCL ratio of 24 bps, decreased 7 bps.

PCL in Personal & Commercial Banking decreased $62 million or 20%, and the PCL ratio of 28 bps decreased 7 bps, as the prior quarter included increased provisions on our impaired residential mortgages portfolio of $50 million in Caribbean Banking. Lower provisions in our commercial lending portfolio in Canada also contributed to the decrease.

PCL in Wealth Management increased $13 million, mainly due to provisions on a couple of accounts as noted above.

PCL in Capital Markets of $5 million decreased $27 million. Both quarters included a provision on a single account in the Utilities sector.

Gross impaired loans (GIL)

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2015	October 31 2014	January 31 2014
Personal & Commercial Banking	$1,949	$1,913	$1,891
Wealth Management	104	11	76
Capital Markets	77	50	139
Investor & Treasury Services	2	2	3
Corporate Support and Other	1	1	2
Total GIL	$2,133	$1,977	$2,111
Canada (1)
Retail	$652	$659	$794
Wholesale	471	487	446
GIL	1,123	1,146	1,240
U.S. (1)
Retail	$12	$13	$15
Wholesale	36	18	86
GIL	48	31	101
Other International (1)
Retail	$395	$353	$377
Wholesale	567	447	393
GIL	962	800	770
Total GIL	$2,133	$1,977	$2,111
Impaired loans, beginning balance	$1,977	$1,999	$2,201
Classified as impaired during the period (new impaired) (2)	407	326	337
Net repayments (2)	(32)	(45)	(136)
Amounts written off	(315)	(337)	(319)
Other (2), (3)	96	34	28
Impaired loans, balance at end of period	$2,133	$1,977	$2,111
GIL ratio (4)
Total GIL ratio	0.46%	0.44%	0.49%
Personal & Commercial Banking	0.54	0.53	0.54
Canadian Banking	0.31	0.32	0.35
Caribbean Banking	10.75	10.87	9.42
Wealth Management	0.58	0.07	0.52
Capital Markets	0.10	0.07	0.23

(1)	Geographic information is based on residence of borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Exchange and other movements, as Return to performing status, Repayments, and Sold amounts are not reasonably determinable.
(3)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements.
(4)	GIL as a % of loans and acceptances.

Q1 2015 vs. Q1 2014

Total GIL increased $22 million or 1% from a year ago. The GIL ratio of 46 bps, decreased 3 bps.

GIL in Personal & Commercial Banking increased $58 million or 3%, mainly due to the impact of foreign exchange translation in our Caribbean portfolios and higher impaired loans in our Canadian commercial lending portfolios, partially offset by lower impaired loans in Canadian residential mortgages and personal loans portfolios. The GIL ratio of 54 bps, was flat compared to last year.

GIL in Wealth Management increased $28 million, mainly due to newly impaired loans in the International Wealth Management business.

GIL in Capital Markets decreased $62 million, primarily due to lower impaired loans in Technology & media and Financing products sectors, partially offset by higher impaired loans in the Utilities sector.

30        Royal Bank of Canada        First Quarter 2015

Q1 2015 vs. Q4 2014

Total GIL increased $156 million or 8% from the prior quarter. The GIL ratio of 46 bps, increased 2 bps.

GIL in Personal & Commercial Banking increased $36 million or 2%, mainly due to the impact of foreign exchange translation in our Caribbean portfolios, partially offset by lower impaired loans in our Canadian commercial lending and residential mortgages portfolio. The GIL ratio of 54 bps increased 1 bp from last quarter.

GIL in Wealth Management increased $93 million, mainly due to newly impaired loans in the International Wealth Management business.

GIL in Capital Markets increased $27 million or 54%, primarily due to a newly impaired loan in the utilities sector.

Allowance for credit losses (ACL)

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Allowance for impaired loans
Personal & Commercial Banking	$623	$602	$517
Wealth Management	25	10	73
Capital Markets	29	18	27
Investor & Treasury Services	2	2	2
Total allowance for impaired loans	679	632	619
Canada (1)
Retail	$149	$143	$174
Wholesale	149	160	157
Allowance for impaired loans	298	303	331
U.S. (1)
Retail	$1	$1	$2
Wholesale	28	16	23
Allowance for impaired loans	29	17	25
Other International (1)
Retail	$185	$172	$168
Wholesale	167	140	95
Allowance for impaired loans	352	312	263
Total allowance for impaired loans	679	632	619
Allowance for loans not yet identified as impaired	1,469	1,453	1,451
Total ACL	$2,148	$2,085	$2,070

(1)	Geographic information is based on residence of borrower.

Q1 2015 vs. Q1 2014

Total ACL increased $78 million or 4% from a year ago, mainly related to higher ACL in our Caribbean portfolios, partially offset by lower ACL in Wealth Management and Canadian Banking.

Q1 2015 vs. Q4 2014

Total ACL increased $63 million or 3% from last quarter, mainly related to higher ACL in our Caribbean portfolios, Wealth Management and Capital Markets.

Market risk

Market risk is defined to be the impact of market prices upon the financial condition of the firm. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk, and ways in which market risk manifests itself, are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as at fair value through profit and loss (FVTPL),
b)	Impairment on AFS securities, and
c)	Hedge ineffectiveness.
2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of AFS securities where revaluation gains and losses are reported as other comprehensive income,
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Remeasurements of employee benefit plans.

Royal Bank of Canada        First Quarter 2015        31

3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in risk-weighted assets (RWA) resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.
4.	The economic value of the bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the value of other non-trading positions whose value is a function of market risk factors.

Market risk controls – FVTPL positions

As an element of the Enterprise Risk Appetite Framework, the Board of Directors approves the overall market risk constraints for RBC. Group Risk Management (GRM) creates and manages the control structure for FVTPL positions that ensures that business is conducted consistent with Board requirements. The Market and Trading Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and Stressed Value-at-Risk defined below

Value-at-Risk (VaR) – is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a 1 day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of credit valuation adjustments (CVA) and certain other positions which are updated weekly.

Stressed Value-at-Risk (SVaR) – is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	January 31, 2015				October 31, 2014		January 31, 2014
	As at Jan. 31	For the three months ended			As at Oct. 31	For the three months ended	As at Jan. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$15	$9	$15	$7	$9	$11	$11	$8
Foreign exchange	5	4	5	3	3	2	3	4
Commodities	4	4	5	3	2	3	2	4
Interest rate	30	27	32	24	24	21	30	32
Credit specific (1)	7	8	9	7	8	8	11	10
Diversification (2)	(22)	(19)	(25)	(15)	(18)	(19)	(23)	(24)
Market risk VaR	$39	$33	$39	$29	$28	$26	$34	$34
Market risk SVaR	$157	$107	$157	$83	$83	$78	$108	$103

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q1 2015 vs. Q1 2014

Average market risk VaR of $33 million was down $1 million compared to the prior year. The decrease was mainly due to the roll forward of the historical time period used to calculate VaR, which no longer included the market volatility that resulted from the European sovereign debt concerns in the spring of 2012. The decrease was mostly offset by higher exposure to our credit risk due to the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA) at the end of the fourth quarter of 2014, and the impact of foreign exchange translation on our foreign-denominated portfolios.

Average SVaR of $107 million increased $4 million compared to the prior year, largely due to the implementation of FVA and the impact of foreign exchange translation. The increase was partly offset by the adoption of the provisions of IFRS 9 Financial Instruments (IFRS 9) in which changes to the fair value of non-derivative liabilities attributable to movements in our credit risk are no longer reported in revenue and were therefore excluded from our VaR model as of May 1, 2014.

SVaR of $157 million as of January 31, 2015 was driven by certain equity positions whose price behavior was particularly volatile in the historical period used to calculate SVaR, and the impact of foreign exchange translation.

Q1 2015 vs. Q4 2014

Average market risk VaR of $33 million was up $7 million compared to the prior quarter primarily reflecting the implementation of FVA at the end of the fourth quarter of 2014 as noted above and the impact of foreign exchange translation.

Average SVaR was up $29 million from the prior quarter largely due to the implementation of FVA as noted above, higher inventory levels in Non-Agency mortgage-backed securities (MBS) portfolios in the current quarter, higher equity risk and the impact of foreign exchange translation.

32        Royal Bank of Canada        First Quarter 2015

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. We incurred net trading losses on three days during the quarter totalling $8 million, with none of the losses exceeding VaR, as compared to ten days of losses totalling $46 million in the fourth quarter of 2014.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at January 31, 2015, we had liabilities in respect to insurance obligations of $9.4 billion and trading securities of $7.5 billion in support of the liabilities.

Market risk controls – Structural Interest Rate Risk (SIRR) positions(1)

The asset/liability mismatch of positions not marked-to-market is referred to as SIRR and is subject to a separate set of limits and controls. The Board of Directors approves the overall risk appetite for SIRR, and the Asset Liability Committee (ALCO) along with GRM provide oversight for this risk through risk policies, limits, and operating standards. In addition, interest rate risk reports are reviewed regularly by GRM, ALCO, the Group Risk Committee, the Risk Committee of the Board and the Board of Directors.

SIRR measurement

SIRR measures include the impact of interest rate changes to both one year’s net interest income and the instantaneous impact to economic value of equity. These measures are reported on a weekly basis and are subject to limits and controls set by ALCO and GRM.

We further supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring process, the effectiveness of our interest rate risk mitigation activity is assessed on value and earnings bases, and model assumptions are validated against actual client behavior.

(1)	SIRR positions include impact of derivatives in hedge accounting relationships and AFS securities used for interest rate risk management.

Royal Bank of Canada        First Quarter 2015        33

Market risk measures – SIRR positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the first quarter of 2015, our interest rate risk exposure was within our target level.

	January 31 2015						October 31 2014		January 31 2014
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(869)	$(3)	$(872)	$419	$13	$432	$(916)	$414	$(483)	$467
100bps decrease in rates	662	(6)	656	(327)	(3)	(330)	754	(348)	406	(318)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

AFS securities

We held $46 billion of securities classified as AFS as at January 31, 2015, which is unchanged compared to the prior quarter. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at January 31, 2015, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $9 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $14 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. Our AFS securities also include equity exposures of $1.8 billion as at January 31, 2015, up from $1.7 billion the prior quarter.

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $3.4 billion as at January 31, 2015 were up from $2.0 billion in the last quarter, and derivative liabilities of $2.9 billion as at January 31, 2015 were up from $837 million in the last quarter. We use interest rate swaps to manage our structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the derivatives for a one basis point parallel increase in yields, was $4 million as of January 31, 2015.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated operations. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2014.

34        Royal Bank of Canada        First Quarter 2015

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at January 31, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$20,027	$12,171	$7,856	Interest rate
Interest-bearing deposits with banks (4)	3,866	431	3,435	Interest rate
Securities
Trading (5)	181,125	173,612	7,513	Interest rate, credit spread
Available-for-sale (6)	49,598	–	49,598	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	163,573	163,384	189	Interest rate
Loans
Retail (8)	336,503	16,846	319,657	Interest rate
Wholesale (9)	113,764	480	113,284	Interest rate
Allowance for loan losses	(2,057)	–	(2,057)	Interest rate
Segregated fund net assets (10)	719	–	719	Interest rate
Derivatives	150,564	143,004	7,560	Interest rate, foreign exchange
Other assets (11)	61,280	24,262	37,018	Interest rate
Assets not subject to market risk (12)	7,733
Total assets	$1,086,695	$534,190	$544,772
Liabilities subject to market risk
Deposits (13)	$654,707	$147,441	$507,266	Interest rate
Segregated fund liabilities (14)	719	–	719	Interest rate
Other
Obligations related to securities sold short	59,485	59,485	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	81,301	81,141	160	Interest rate
Derivatives	152,869	147,983	4,886	Interest rate, foreign exchange
Other liabilities (16)	61,201	20,831	40,370	Interest rate
Subordinated debentures	7,889	–	7,889	Interest rate
Liabilities not subject to market risk (17)	11,103
Total liabilities	$1,029,274	$456,881	$561,290
Total equity	$57,421
Total liabilities and equity	$1,086,695

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,664 million included in SIRR. An additional $1,192 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $3,435 million are included in SIRR.
(5)	Trading securities include $7,513 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $46,214 million are included in SIRR. An additional $3,384 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $189 million reflected in SIRR.
(8)	Retail loans include $319,658 million reflected in SIRR.
(9)	Wholesale loans include $112,075 million reflected in SIRR. An additional $1,209 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $34,372 million reflected in SIRR. An additional $2,646 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $7,733 million of physical and other assets.
(13)	Deposits include $507,266 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $160 million reflected in SIRR.
(16)	Other liabilities include $10,119 million used in the management of the SIRR of RBC Insurance, and $30,251 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $11,103 million of payroll related and other liabilities.

Royal Bank of Canada        First Quarter 2015        35

	As at October 31, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$17,421	$10,840	$6,581	Interest rate
Interest-bearing deposits with banks (4)	8,399	5,642	2,757	Interest rate
Securities
Trading (5)	151,380	144,607	6,773	Interest rate, credit spread
Available-for-sale (6)	47,768	–	47,768	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	135,580	135,444	136	Interest rate
Loans
Retail (8)	334,269	16,614	317,655	Interest rate
Wholesale (9)	102,954	427	102,527	Interest rate
Allowance for loan losses	(1,994)	–	(1,994)	Interest rate
Segregated fund net assets (10)	675	–	675	Interest rate
Derivatives	87,402	83,981	3,421	Interest rate, foreign exchange
Other assets (11)	49,878	14,098	35,780	Interest rate
Assets not subject to market risk (12)	6,818
Total assets	$940,550	$411,653	$522,079
Liabilities subject to market risk
Deposits (13)	$614,100	$116,348	$497,752	Interest rate
Segregated fund liabilities (14)	675	–	675	Interest rate
Other
Obligations related to securities sold short	50,345	50,345	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	64,331	64,210	121	Interest rate
Derivatives	88,982	87,145	1,837	Interest rate, foreign exchange
Other liabilities (16)	51,190	14,756	36,434	Interest rate
Subordinated debentures	7,859	–	7,859	Interest rate
Liabilities not subject to market risk (17)	8,565
Total liabilities	$886,047	$332,804	$544,678
Total equity	$54,503
Total liabilities and equity	$940,550

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $5,494 million included in SIRR. An additional $1,087 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $2,757 million are included in SIRR.
(5)	Trading securities include $6,761 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $44,403 million are included in SIRR. An additional $3,365 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $136 million reflected in SIRR.
(8)	Retail loans include $317,658 million reflected in SIRR.
(9)	Wholesale loans include $101,364 million reflected in SIRR. An additional $1,163 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $33,309 million reflected in SIRR. An additional $2,471 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,818 million of physical and other assets.
(13)	Deposits include $497,747 million reflected in SIRR. An additional $5 million is used in the management of the SIRR of RBC Insurance.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $121 million reflected in SIRR.
(16)	Other liabilities include $9,324 million used in the management of the SIRR of RBC Insurance, and $27,110 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $8,565 million of payroll related and other liabilities.

Liquidity and funding risk

There have been no material changes to our Liquidity Management Framework from the framework described in our 2014 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for prospective regulatory reforms. Our liquidity and funding risk remain well within our risk appetite.

Regulatory environment

In May 2014, OSFI issued the final version of the “Liquidity Adequacy Requirements (LAR)” guideline. The LAR guideline converts the BCBS liquidity requirements, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) liquidity metrics together with monitoring tools, into OSFI guidance and formalize the use of the OSFI-designed Net Cumulative Cash Flow (NCCF) as a supervisory monitoring tool. The LAR guideline specifies that, unlike the gradual phase-in period prescribed by the BCBS for LCR, which commences in 2015 at 60%, Canadian institutions will need to be fully compliant (100% minimum LCR) as of the January 1, 2015 implementation date. Consistent with these requirements, we prepare a NCCF report for OSFI on a monthly basis and are submitting monthly LCR and quarterly NSFR results to OSFI as well as Quantitative Impact Study reports on LCR and NSFR for OSFI and BCBS twice a year.

36        Royal Bank of Canada        First Quarter 2015

In July 2014, OSFI released the final guideline on “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio”. D-SIBs are expected to comply with the BCBS LCR disclosure standards beginning in the first full fiscal quarter of calendar 2015. The disclosure requirements will be effective for us in the second quarter of 2015.

In August 2014, the Government of Canada’s Department of Finance released its bail-in consultation paper “Taxpayer Protection and Bank Recapitalization Regime”. Bail-in regimes are being implemented in a number of jurisdictions following the 2008 financial crisis in an effort to limit taxpayer exposure to potential losses of a failing institution and ensure the institution’s shareholders and creditors remain responsible for bearing such losses. The proposed regime applies only to D-SIBs and focuses on a specific range of liabilities and excludes deposits.

In October 2014, the BCBS issued the final standard for NSFR and banks are required to meet the minimum standard by January 1, 2018. Subsequently, a consultative document on “Net stable funding ratio disclosure standards” was released by the BCBS in December 2014 and comments on this consultative document are due in March 2015.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

Liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding risk section of our 2014 Annual Report.

Risk profile

As at January 31, 2015, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $404 billion or 51% of our total funding (October 31, 2014 – $394 billion or 54%). Shorter-term wholesale funding is raised primarily to support highly liquid assets both in business and treasury portfolios as well as bridge longer-term debt issuance and daily cash management requirements. This wholesale funding comprised unsecured short-term liabilities of $97 billion and secured (repos and short sales) liabilities of $154 billion, and represented 12% and 19% of total funding as at January 31, 2015, respectively (October 31, 2014 – $74 billion and $126 billion or 10% and 17% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets and designated contingency liquidity assets within the Treasury. Additional quantitative information is provided in the Funding section below.

As at January 31, 2015, we held earmarked contingency liquidity assets of $13 billion, of which $8 billion was in U.S. currency and $5 billion was in Canadian currency (October 31, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended January 31, 2015, we held on average $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (October 31, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at January 31, 2015 to mitigate the volatility of our net pledging requirements for derivatives trading (October 31, 2014 – US$4 billion). This buffer averaged US$4 billion during the quarter ended January 31, 2015 (October 31, 2014 – US$3 billion).

As recommended by the Enhanced Disclosure Task Force (EDTF), the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category. The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although requiring more lead times relative to liquid assets. As at January 31, 2015, our assets available as collateral comprised 62% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

Royal Bank of Canada        First Quarter 2015        37

Liquidity reserve (1)

	As at January 31, 2015
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$15,810	$–	$15,810	$1,232	$14,578
Deposits in other banks available overnight	3,823	–	3,823	466	3,357
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	259,236	20,862	280,098	139,408	140,690
Other (2)	140,288	30,005	170,293	77,021	93,272

Liquidity assets eligible at central banks (not included above) (4)	65	–	65	–	65
Undrawn credit lines granted by central banks (5)	8,937	–	8,937	–	8,937
Other assets eligible as collateral for discount (6)	124,767	–	124,767	–	124,767
Other liquid assets (7)	20,465	–	20,465	20,465	–
Total liquid assets	$573,391	$50,867	$624,258	$238,592	$385,666

	As at October 31, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$18,656	$–	$18,656	$1,054	$17,602
Deposits in other banks available overnight	3,855	–	3,855	333	3,522
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	204,409	16,626	221,035	104,335	116,700
Other (2)	112,878	21,346	134,224	59,345	74,879

Liquidity assets eligible at central banks (not included above) (4)	62	–	62	–	62
Undrawn credit lines granted by central banks (5)	8,372	–	8,372	–	8,372
Other assets eligible as collateral for discount (6)	125,627	–	125,627	–	125,627
Other liquid assets (7)	11,887	–	11,887	11,887	–
Total liquid assets	$485,746	$37,972	$523,718	$176,954	$346,764

	As at
(Millions of Canadian dollars)	January 31 2015	October 31 2014
Royal Bank of Canada	$228,364	$221,007
Foreign branches	56,086	47,570
Subsidiaries	101,216	78,187
Total unencumbered liquid assets	$385,666	$346,764

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to OTC and exchange traded derivative transactions.

Q1 2015 vs. Q4 2014

Total liquid assets increased $101 billion or 19%, mainly due to business growth in our trading and treasury services businesses, the impact of foreign exchange translation, and shifts in client collateral mix to more liquid collateral types under reverse repo and collateral swaps.

38        Royal Bank of Canada        First Quarter 2015

Asset encumbrance (1)

	As at
	January 31 2015					October 31 2014
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$364	$1,231	$18,102	$330	$20,027	$243	$1,054	$15,839	$285	$17,421
Interest-bearing deposits with banks	102	–	3,764	–	3,866	90	–	8,309	–	8,399
Securities
Trading	76,389	–	103,324	1,412	181,125	64,467	–	85,698	1,215	151,380
Available-for-sale	7,542	66	39,629	2,361	49,598	7,781	57	37,802	2,128	47,768
Assets purchased under reverse repurchase agreements and securities borrowed	149,773	–	82,889	5,863	238,525	111,056	–	68,044	8,432	187,532
Loans
Retail
Mortgage securities	40,397	–	31,994	–	72,391	37,441	–	29,042	–	66,483
Mortgage loans	25,864	–	–	123,303	149,167	26,589	–	–	126,185	152,774
Non-mortgage loans	9,657	–	96,002	9,286	114,945	8,915	–	97,223	8,874	115,012
Wholesale	–	–	37,702	76,062	113,764	–	–	36,777	66,177	102,954
Allowance for loan losses	–	–	–	(2,057)	(2,057)	–	–	–	(1,994)	(1,994)
Segregated fund net assets	–	–	–	719	719	–	–	–	675	675
Other – Derivatives	–	–	–	150,564	150,564	–	–	–	87,402	87,402
– Others (6)	20,465	–	–	48,548	69,013	11,887	–	–	44,809	56,696
Total assets	$330,553	$1,297	$413,406	$416,391	$1,161,647	$268,469	$1,111	$378,734	$344,188	$992,502
(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank borrowing facilities if, in extraordinary circumstances, market sources were not sufficient to allow us to monetize our assets available as collateral to meet our requirements (e.g. Bank of Canada, Federal Reserve Bank, Bank of England and Bank of France).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year and as at January 31, 2015 represented 67% of our total deposits (October 31, 2014 – 69%). Over the past quarter, core deposit growth of 2% was driven by relationship-based deposits with gains attributable to the impact of foreign exchange translation. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funding maturity schedule, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We maintain a number of longer-term debt issuance programs. The following table summarizes these programs with their authorized limits by geography.

Royal Bank of Canada        First Quarter 2015        39

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canada Mortgage Bonds

The following table provides our composition of wholesale funding and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at January 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,453	$90	$26	$63	$4,632	$–	$–	$4,632
Certificates of deposit and commercial paper	4,838	8,976	13,371	12,091	39,276	5,715	–	44,991
Asset-backed commercial paper (3)	385	1,777	3,522	4,451	10,135	–	–	10,135
Senior unsecured medium-term notes (4)	444	3,276	2,875	8,625	15,220	18,445	35,183	68,848
Senior unsecured structured notes (5)	140	373	952	1,045	2,510	550	5,568	8,628
Mortgage securitization	24	905	957	1,827	3,713	3,408	16,462	23,583
Covered bonds/asset-backed securities (6)	9	2,372	1,900	2,218	6,499	6,337	19,402	32,238
Subordinated liabilities	–	–	1,500	1,500	3,000	–	4,705	7,705
Other (7)	3,793	506	154	2,152	6,605	51	4,364	11,020
Total	$14,086	$18,275	$25,257	$33,972	$91,590	$34,506	$85,684	$211,780
Of which:
– Secured	$3,836	$5,053	$6,380	$8,496	$23,765	$9,745	$35,864	$69,374
– Unsecured	10,250	13,222	18,877	25,476	67,825	24,761	49,820	142,406

40        Royal Bank of Canada        First Quarter 2015

(Millions of Canadian dollars)	As at October 31, 2014
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$3,034	$277	$11	$19	$3,341	$–	$–	$3,341
Certificates of deposit and commercial paper	859	4,411	10,880	12,873	29,023	2,746	–	31,769
Asset-backed commercial paper (3)	518	1,320	1,835	4,114	7,787	–	–	7,787
Senior unsecured medium-term notes (4)	592	4,573	3,341	3,970	12,476	16,809	38,254	67,539
Senior unsecured structured notes (5)	336	578	458	1,058	2,430	597	4,729	7,756
Mortgage securitization	58	699	950	1,435	3,142	3,751	16,395	23,288
Covered bonds/asset-backed securities (6)	761	22	2,391	2,635	5,809	6,934	20,246	32,989
Subordinated liabilities	200	–	–	1,500	1,700	1,500	4,632	7,832
Other (7)	3,203	51	596	1,111	4,961	42	3,963	8,966
Total	$9,561	$11,931	$20,462	$28,715	$70,669	$32,379	$88,219	$191,267
Of which:
– Secured	$4,455	$2,041	$5,176	$8,184	$19,856	$10,685	$36,641	$67,182
– Unsecured	5,106	9,890	15,286	20,531	50,813	21,694	51,578	124,085

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgages.
(7)	Includes tender option bonds (secured) of $3,419 million (October 31, 2014 – $3,118 million), bearer deposit notes (unsecured) of $3,528 million (October 31, 2014 – $2,215 million) and other long-term structured deposits (unsecured) of $4,073 million (October 31, 2014 – $3,633 million).

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at January 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$20,003	$146	$14	$–	$265	$–	$–	$–	$3,465	$23,893
Securities
Trading (1)	115,175	29	43	42	42	210	536	5,957	59,091	181,125
Available-for-sale	3,660	4,059	496	691	1,304	3,397	19,163	14,922	1,906	49,598
Assets purchased under reverse repurchase agreements and securities borrowed	73,652	33,272	25,166	6,865	12,517	4,575	–	–	7,526	163,573
Loans (net of allowance for loan losses)	20,108	10,033	11,760	15,127	18,363	72,687	181,610	31,398	87,124	448,210
Other
Customers’ liability under acceptances	9,390	2,138	181	9	41	17	6	–	–	11,782
Derivatives	13,564	13,786	6,361	4,768	7,246	13,476	31,266	60,088	9	150,564
Other financial assets	27,749	680	491	196	201	286	339	926	964	31,832
Total financial assets	$283,301	$64,143	$44,512	$27,698	$39,979	$94,648	$232,920	$113,291	$160,085	$1,060,577
Other non-financial assets	2,626	968	593	404	1,058	620	1,419	2,606	15,824	26,118
Total assets	$285,927	$65,111	$45,105	$28,102	$41,037	$95,268	$234,339	$115,897	$175,909	$1,086,695
Liabilities and equity
Deposits (2)
Unsecured borrowing	$44,384	$25,937	$25,858	$21,326	$31,256	$41,963	$46,291	$11,013	$317,412	$565,440
Secured borrowing	450	2,975	6,849	6,043	4,045	10,665	20,252	10,342	–	61,621
Covered bonds	–	2,763	–	–	1,907	3,470	15,664	3,842	–	27,646
Other
Acceptances	9,390	2,138	181	9	41	17	6	–	–	11,782
Obligations related to securities sold short	59,485	–	–	–	–	–	–	–	–	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	70,963	3,425	1,181	585	456	–	–	–	4,691	81,301
Derivatives	12,575	13,394	7,447	4,575	8,551	15,312	33,993	57,018	4	152,869
Other financial liabilities	29,244	806	296	276	394	258	666	4,585	398	36,923
Subordinated debentures	–	–	–	–	–	–	–	7,889	–	7,889
Total financial liabilities	$226,491	$51,438	$41,812	$32,814	$46,650	$71,685	$116,872	$94,689	$322,505	$1,004,956
Other non-financial liabilities	2,668	367	255	66	1,345	878	2,180	8,799	7,760	24,318
Equity	–	–	–	–	–	–	–	–	57,421	57,421
Total liabilities and equity	$229,159	$51,805	$42,067	$32,880	$47,995	$72,563	$119,052	$103,488	$387,686	$1,086,695
Off-balance sheet items
Financial guarantees	$1,049	$1,552	$3,514	$1,659	$3,399	$5,061	$2,997	$234	$67	$19,532
Lease commitments	59	119	175	172	171	634	1,226	1,329	–	3,885
Commitments to extend credit	3,540	6,609	6,481	8,368	7,653	23,839	120,861	11,593	2,464	191,408
Other commitments	213	494	817	763	2,410	464	633	295	63,962	70,051
Total off-balance sheet items	$4,861	$8,774	$10,987	$10,962	$13,633	$29,998	$125,717	$13,451	$66,493	$284,876

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        First Quarter 2015        41

	As at October 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$22,871	$218	$–	$–	$–	$–	$–	$–	$2,731	$25,820
Securities
Trading (1)	94,025	13	65	55	48	229	558	5,236	51,151	151,380
Available-for-sale	4,450	3,739	2,528	433	1,113	3,417	18,307	11,959	1,822	47,768
Assets purchased under reverse repurchase agreements and securities borrowed	54,860	24,728	28,241	8,261	10,361	2,142	–	–	6,987	135,580
Loans (net of allowance for loan losses)	19,260	10,776	7,490	14,961	16,081	73,788	176,063	29,787	87,023	435,229
Other
Customers’ liability under acceptances (2)	8,812	2,498	88	49	9	–	6	–	–	11,462
Derivatives	4,145	7,275	3,483	2,673	1,909	8,507	21,331	38,071	8	87,402
Other financial assets	18,729	672	585	169	106	245	281	828	828	22,443
Total financial assets	$227,152	$49,919	$42,480	$26,601	$29,627	$88,328	$216,546	$85,881	$150,550	$917,084
Other non-financial assets	1,847	779	679	409	52	589	1,637	2,302	15,172	23,466
Total assets	$228,999	$50,698	$43,159	$27,010	$29,679	$88,917	$218,183	$88,183	$165,722	$940,550
Liabilities and equity
Deposits (3)
Unsecured borrowing	$31,190	$22,626	$27,372	$18,602	$21,581	$39,693	$49,523	$9,727	$310,045	$530,359
Secured borrowing	561	2,715	2,950	5,331	4,786	9,753	21,099	10,135	–	57,330
Covered bonds	748	–	2,558	–	–	4,908	14,556	3,641	–	26,411
Other
Acceptances (2)	8,812	2,498	88	49	9	–	6	–	–	11,462
Obligations related to securities sold short	50,345	–	–	–	–	–	–	–	–	50,345
Obligations related to assets sold under repurchase agreements and securities loaned	58,208	1,252	1,306	1,051	574	–	–	–	1,940	64,331
Derivatives	3,745	6,997	3,845	3,351	2,042	10,345	22,295	36,359	3	88,982
Other financial liabilities	18,094	1,121	492	170	298	309	530	4,033	357	25,404
Subordinated debentures	200	–	–	–	–	–	–	7,659	–	7,859
Total financial liabilities	$171,903	$37,209	$38,611	$28,554	$29,290	$65,008	$108,009	$71,554	$312,345	$862,483
Other non-financial liabilities	1,454	2,970	674	57	78	917	2,456	7,956	7,002	23,564
Equity	–	–	–	–	–	–	–	–	54,503	54,503
Total liabilities and equity	$173,357	$40,179	$39,285	$28,611	$29,368	$65,925	$110,465	$79,510	$373,850	$940,550
Off-balance sheet items
Financial guarantees	$646	$2,391	$2,289	$1,982	$2,970	$1,325	$5,292	$254	$59	$17,208
Lease commitments	58	114	167	165	161	634	1,220	1,291	–	3,810
Commitments to extend credit	1,660	6,352	7,329	6,806	8,513	19,768	108,250	11,539	2,299	172,516
Other commitments	127	420	575	879	2,578	289	984	263	62,319	68,434
Total off-balance sheet items	$2,491	$9,277	$10,360	$9,832	$14,222	$22,016	$115,746	$13,347	$64,677	$261,968

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Amounts have been revised from those previously presented.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 23, 2015, Fitch Ratings affirmed our ratings with a stable outlook along with the other six largest Canadian banks.

The following table presents our major credit ratings(1) and outlooks as at February 24, 2015:

Credit ratings

As at February 24, 2015
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	negative
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

42        Royal Bank of Canada        First Quarter 2015

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	January 31 2015			October 31 2014
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$661	$144	$972	$518	$143	$790
Other contractual funding or margin requirements (1)	402	38	–	396	62	–

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

We continue to manage our capital as described in our 2014 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

OSFI expects Canadian banks to currently meet the “all-in” targets (minimum ratios plus the capital conservation buffer – January 1, 2019 BCBS requirements) for CET1, Tier 1 and Total capital ratios. The CVA capital charge is phased in over a five-year period beginning 2014 and ending December 31st, 2018 to ensure an implementation similar to that in other countries. In accordance with the guidance, there are two possible options to phase in the CVA capital charge. Under the option selected by RBC, option 1, CVA increased RWA for purposes of calculating CET1, Tier 1 and Total Capital ratios in accordance with each ratio scalar. The scalars vary by year and will reach 100% by the end of 2018. The 2015 CET1, Tier 1 and Total Capital ratios phase-in scalars are 64%, 71% and 77%, respectively. OSFI released the list of six Canadian banks, including RBC, which are designated as D-SIBs in March 2013, for which an additional 1% risk weighted capital surcharge will be required commencing January 1, 2016.

Banks are required to disclose the leverage ratio and its components, which has replaced the OSFI Assets-to-capital multiple (ACM), effective the first fiscal quarter of 2015. The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures and (d) off-balance sheet items. Banks are expected to maintain a leverage ratio that meets or exceeds 3% at all times

Per OSFI advisory “Global systemically important banks (G-SIBs) – Public disclosure requirements”, all federally-regulated banks with a Basel III leverage ratio total exposure exceeding € 200 billion are required to disclose, at a minimum, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. In the first quarter of 2015, Canadian banks, including RBC, that meet the BCBS size threshold and are not designated as G-SIBs in the previous year are required to disclose in their report to shareholders the twelve indicators only (not the full template) for financial year ends 2013 and 2014. For subsequent year ends, disclosure should be made as part of a bank’s annual report to shareholders.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital and leverage ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at January 31, 2015	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	>4.5%	2.5%	>7.0%	1.0%	>8.0%	9.6%	✓
Tier 1 capital (%)	>6.0%	2.5%	>8.5%	1.0%	>9.5%	11.0%	✓
Total capital (%)	>8.0%	2.5%	>10.5%	1.0%	>11.5%	13.0%	✓
Leverage ratio (%)	>3.0%	n.a.	>3.0%	n.a.	>3.0%	3.8%	✓

(1)	The D-SIBs surcharge will be applicable to risk weighted capital commencing January 1, 2016.

Royal Bank of Canada        First Quarter 2015        43

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

Regulatory capital, risk-weighted assets (RWA) and capital ratios
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2015	October 31 2014	January 31 2014
Capital (1)
CET1 capital	$38,902	$36,406	$32,998
Tier 1 capital	44,917	42,202	39,414
Total capital	52,953	50,020	45,978
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	405,307	368,594	341,752
Tier 1 capital RWA	406,722	369,976	341,752
Total capital RWA	407,934	372,050	341,752

Total capital RWA consisting of: (1)
Credit risk	$314,163	$286,327	$253,799
Market risk	45,623	38,460	44,055
Operational risk	48,148	47,263	43,898
Total capital RWA	$407,934	$372,050	$341,752
Capital ratios, Leverage ratio and multiples (1), (3)
CET1 ratio	9.6%	9.9%	9.7%
Tier 1 capital ratio	11.0%	11.4%	11.5%
Total capital ratio	13.0%	13.4%	13.5%
Assets-to-capital multiple (4)	n.a.	17.0X	17.6X
Gross-adjusted assets (GAA) (billions)	n.a.	$885.0	$850.8
Leverage ratio	3.8%	n.a.	n.a.
Leverage ratio exposure (billions)	$1,178.9	n.a.	n.a.

(1)	Capital, RWA and capital ratios and multiples are calculated using OSFI CAR based on the Basel III framework. Leverage ratios are calculated using OSFI LR based on the Basel III framework. Effective the first quarter of 2015, the leverage ratio has replaced the ACM. The leverage ratio is a regulatory measure under the Basel III framework and is not applicable (n.a.) for prior periods. Capital and leverage ratios presented above are on an “all-in” basis.
(2)	For Q1 and Q2, 2014, CVA scalar of 57% was applied to CET1, Tier 1 and Total Capital. Effective the third quarter of 2014, different scalars were applied to the CVA included in the risk weighted asset calculation applicable to each of the three tiers of capital. In Q3 and Q4, 2014, the CVA scalars 57%, 65% and 77% were applied to CET1, Tier 1 and Total Capital respectively. The CVA scalars are 64%, 71% and 77% in fiscal 2015.
(3)	To enhance comparability among other global financial institutions, the following are our transitional capital ratios. The transitional CET1, Tier 1, Total capital and leverage ratios as at January 31, 2015 were 11.2%, 11.3%, 13.2% and 4.0% respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(4)	ACM and GAA were calculated on a transitional basis in the prior periods.

Q1 2015 vs. Q4 2014

(1)	Represents rounded figures.
(2)	Internal capital generation of $1.3 billion represents Net income available to shareholders less common and preferred shares dividends.

Q1 2015 vs. Q4 2014

Our CET1 ratio was 9.6%, down 30 bps from last quarter as internal capital generation was more than offset by higher RWA reflecting business growth, net impact of foreign exchange translation and the impact of a lower discount rate in determining our pension and other post-employment benefit obligations.

CET1 capital RWA increased $37 billion, mainly due to business growth largely in our loan portfolios, derivative-related exposures, and higher trading volumes of various securitized debt and credit portfolios. The impact of foreign exchange translation also contributed to the increase.

44        Royal Bank of Canada        First Quarter 2015

Our Tier 1 capital ratio of 11.0% was down 40 bps, mainly reflecting the factors noted under CET1 ratio, partially offset by the net issuance of preferred shares.

Our Total capital ratio of 13.0% was down 40 bps, mainly reflecting the factors noted under the Tier 1 capital ratio.

Selected capital management activity

The following table provides our selected capital management activity for the three months ended January 31, 2015.

Selected capital management activity
	January 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Stock options exercised (1)	359	$20
Issuance of preferred shares Series BD (2), (3), (4)	24,000	600
Redemption of preferred shares Series AX	(13,000)	(325)
Tier 2 capital
Maturity of November 14, 2014 subordinated debentures (2)		(200)
(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Based on gross amount.
(4)	NVCC capital instruments.

Selected share data (1)

	As at January 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,442,592	$14,531	$0.75
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.18
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600
Treasury shares held – preferred	(57)	1
Treasury shares held – common	742	(57)
Stock options
Outstanding	9,023
Exercisable	6,062
Dividends
Common		1,081
Preferred		40

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.

On November 1, 2014, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 12 million of our common shares. The NCIB expires on October 31, 2015. For the three months ended January 31, 2015, we have not purchased any shares under the 2015 NCIB.

As at February 20, 2015, the number of outstanding common shares and stock options was 1,442,622,103 and 8,993,463, respectively. As at February 20, 2015, the number of Treasury shares – preferred and Treasury shares – common was 15,969 and 645,572, respectively.

NVCC provisions require the conversion of our capital instruments into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, subordinated debentures due on July 17, 2024 and subordinated debentures due on September 29, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 932 million RBC common shares, on aggregate, which would represent a dilution impact of 39.24% based on the number of RBC common shares outstanding as at January 31, 2015.

Royal Bank of Canada        First Quarter 2015        45

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. The following outlines our attributed capital.

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Credit risk	$15,450	$15,250	$13,000
Market risk (trading and non-trading)	4,200	4,200	3,900
Operational risk	4,600	4,200	4,200
Business and fixed asset risk	2,900	2,600	2,700
Insurance risk	500	500	500
Goodwill and other intangibles	11,650	11,400	11,350
Regulatory capital allocation	4,600	4,200	3,900
Attributed capital	$43,900	$42,350	$39,550
Under attribution of capital (1)	5,350	5,100	4,500
Average common equity	$49,250	$47,450	$44,050

(1)	Comparative amount has been restated to reflect the adoption of the amendments to IAS 19 Employee benefits.

Q1 2015 vs. Q4 2014

Attributed capital increased $1.6 billion largely due to an increase in Operational and business risks reflecting higher gross revenue. Credit risk increased mainly due to business growth and the impact of foreign exchange translation. Goodwill and other intangibles risk increased mainly as a result of the impact of foreign exchange translation.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

G-SIBs assessment indicators (1)

The BCBS and FSB use 12 indicators in the assessment methodology for determining the systemic importance of large global banks. As at October 31, 2014, RBC was not identified as a G-SIB. The following table provides the 12 indicators used in the G-SIBs assessment.

	As at
(Millions of Canadian dollars)	October 31 2014	October 31 2013
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$331,383	$291,483
Cross-jurisdictional liabilities	195,069	147,802
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	1,049,983	1,033,329
Interconnectedness (4)
Intra-financial system assets	90,174	75,787
Intra-financial system liabilities	137,079	116,503
Securities outstanding	256,828	223,840
Substitutability/financial institution infrastructure (5)
Payment activity	28,521,639	31,196,395
Assets under custody	3,533,655	3,126,803
Underwritten transactions in debt and equity markets	233,352	241,800
Complexity (6)
Notional amount of over-the-counter derivatives	9,752,885	7,865,073
Trading and available-for-sale securities	23,100	19,720
Level 3 assets	6,288	7,732

(1)	The G-SIBs indicators are prepared based on the methodology prescribed in BCBS296 guideline published in November 2014. The indicator values are calculated based on instructions issued by BCBS in January 2015. The indicators are based on regulatory scope of consolidation, which excludes RBC Insurance.
(2)	Represents a bank’s level of interaction with foreign banks.
(3)	Represents the total on- and off- balance sheet exposures of the bank determined as per the Basel III leverage ratio rules.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, available-for-sale securities and level 3 assets.

46        Royal Bank of Canada        First Quarter 2015

2014 vs. 2013

Cross-jurisdictional claims increased $40 billion or 14% and cross-jurisdictional liabilities increased $47 billion or 32%, mainly due to the increase in cross-jurisdictional activity driven by the growth in our balance sheet.

Payment activity decreased $2,675 billion or 9%, mainly due to lower U.S., Euro and Canadian dollar- denominated payments.

Asset under custody increased $407 billion or 13%, mainly due to growth in AUA in our Investor Services business.

Notional amount of over-the-counter derivatives increased $1,888 billion or 24%, mainly due to higher derivative activity during the year.

Additional financial information

Exposures to selected financial instruments

	As at
	January 31, 2015				January 31, 2014
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$291	$294	$–	$585	$150	$250	$–	$400
Fair value of securities by rating
AAA	$–	$–	$–		$6	$–	$–
AA	20	4	–		31	7	–
A	124	3	–		–	14	–
BBB	5	19	–		26	20	–
Below BBB-	142	268	–		87	209	–
Total	$291	$294	$–	$585	$150	$250	$–	$400
Fair value of securities by vintage
2003 (or before)	$7	$26	$–		$18	$26	$–
2004	57	16	–		3	76	–
2005	26	113	–		78	70	–
2006	133	50	–		19	61	–
2007 and later	68	89	–		32	17	–
Total	$291	$294	$–	$585	$150	$250	$–	$400
Amortized cost of subprime/Alt-A mortgages (whole loans)	$10	$45	$–	$55	$7	$27	$–	$34
Total subprime and Alt-A exposures	$301	$339	$–	$640	$157	$277	$–	$434

Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(11)	$(13)
100bps increase in interest rates	(5)	(21)
20% increase in default rates	(8)	(8)
25% decrease in prepayment rates	(3)	5
Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $640 million represented less than 0.1% of our total assets as at January 31, 2015, compared to $434 million or less than 0.1% last year. The increase of $206 million was primarily due to the purchase of securities.

Q1 2015 vs. Q1 2014

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at January 31, 2015, our U.S. subprime RMBS exposure of $291 million increased $141 million or 94% from last year, primarily due to the purchase of certain securities and the impact of foreign exchange translation. Of this exposure, $144 million or 49% of our related holdings were rated A and above, an increase of $107 million from last year due to the purchase of certain securities.

As at January 31, 2015, U.S. subprime RMBS holdings rated AAA was nil compared with 4% last year, primarily due to the sale of certain securities. As at January 31, 2015, our exposure to U.S. subprime loans of $10 million increased $3 million.

Of our total portfolio of RMBS, holdings with a fair value of $294 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures, increased $44 million from last year primarily due to the impact of foreign exchange translation. Approximately 47% of U.S. Alt-A exposures were issued during 2006 and onwards, which compares to 31% last year. As at January 31, 2015, our exposure to U.S. Alt-A loans of $45 million increased $18 million from last year due to the purchase of certain securities and the impact of foreign exchange translation.

Of our total portfolio of CDOs, we have no holdings that are exposed to U.S. subprime or Alt-A risk. As at January 31, 2015, the fair value of our corporate CDOs, which were predominantly comprised of $786 million of corporate collateralized loan obligations, decreased $562 million from last year mainly due to the redemption of certain securities.

Royal Bank of Canada        First Quarter 2015        47

Off-balance sheet arrangements

For details on our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at January 31, 2015, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged lending involves the provision of debt financing to borrowers where proceeds are generally used to finance equity buyouts, mergers and acquisitions, business recapitalizations, and include bridge facilities that meet certain leverage criteria. This definition is subject to refinement moving forward. As at January 31, 2015, our total commitments, including funded and unfunded amounts of $20.2 billion increased $3.8 billion compared to $16.4 billion in the prior quarter, primarily reflecting the impact of foreign exchange translation, and also increased client volumes.

Commercial mortgage-backed securities

The fair value of our total direct holdings of commercial mortgage-backed securities was $134 million as at January 31, 2015.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13 Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at January 31, 2015.

	As at January 31, 2015
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$181,125	42%	58%	0%	100%
Available-for-sale	46,439	14	76	10	100
Assets purchased under reverse repurchase agreements and securities borrowed	105,530	0	100	0	100
Loans – Wholesale	3,257	0	74	26	100
Derivatives	266,821	1	99	0	100
Financial liabilities
Deposits	$99,546	0%	99%	1%	100%
Obligations related to securities sold short	59,485	62	38	0	100
Obligations related to assets sold under repurchase agreements and securities loaned	72,319	0	100	0	100
Derivatives	268,659	1	98	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

48        Royal Bank of Canada        First Quarter 2015

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standards (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our audited 2014 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted an amended IFRS standard and an IFRS interpretation effective November 1, 2014. These pronouncements include amendments to IAS 32 Financial Instruments: Presentation, and IFRS Interpretations Committee IFRIC Interpretation 21 Levies. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in regulatory disclosure

Liquidity coverage ratio

In July 2014, OSFI released the final guideline Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio. D-SIBs are expected to comply with the disclosure requirements, which will be effective for us in the second quarter of 2015.

Basel Committee on Banking Supervision revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for the revised Pillar 3 disclosure requirements with the goal of enhancing the transparency and improve comparability and consistency of banks’ capital and risk disclosure. BCBS requires all banks to provide the revised Pillar 3 disclosures by the end of fiscal 2016 and OSFI is expected to issue their domestic guidance for Canadian banks in the fall of 2015.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2015, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2015.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services, operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Note 12 and Note 29 of our audited 2014 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2015        49

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2014 Annual Report, Q1 2015 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	49	107	1
	2	Define risk terminology and measures	–	47-52 199-201	–
	3	Top and emerging risks	–	46-47	–
	4	New regulatory ratios	35-36,42	69,86	–
Risk governance, risk management and business model	5	Risk management organization	–	47-52	–
	6	Risk culture	–	49-50	–
	7	Risk in the context of our business activities	–	93	–
	8	Stress testing	–	50,63	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	42	86	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	21-24
	11	Flow statement of the movements in regulatory capital	–	–	25
	12	Capital strategic planning	–	85-86	–
	13	RWA by business segments	–	–	28
	14	Analysis of capital requirement, and related measurement model information	–	52-55	26-27
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	28
	17	Basel back-testing	–	50,53	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	36-37	70-71	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	38,41-42	72 77-78	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	40-41	75-77	–
	21	Sources of funding and funding strategy	38-40	73-74	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	34-35	67-68	–
	23	Decomposition of market risk factors	31	63-65	–
	24	Market risk validation and back-testing	–	63	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	63-64	–
Credit risk	26	Bank’s credit risk profile	24-30	52-63	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	70-71	146-148 100-106	40
	27	Policies for identifying impaired loans	–	55,97 125	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	53	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	54	41
Other	31	Other risk types	–	78-85	–
	32	Publicly known risk events	–	80 185	–

50        Royal Bank of Canada        First Quarter 2015

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Assets
Cash and due from banks	$20,027	$17,421	$13,786
Interest-bearing deposits with banks	3,866	8,399	8,245
Securities (Note 4)
Trading	181,125	151,380	148,774
Available-for-sale	49,598	47,768	40,720
	230,723	199,148	189,494
Assets purchased under reverse repurchase agreements and securities borrowed	163,573	135,580	140,669
Loans (Note 5)
Retail	336,503	334,269	322,624
Wholesale	113,764	102,954	94,983
	450,267	437,223	417,607
Allowance for loan losses (Note 5)	(2,057)	(1,994)	(1,979)
	448,210	435,229	415,628
Segregated fund net assets	719	675	542
Other
Customers’ liability under acceptances	11,782	11,462	10,503
Derivatives (Note 6)	150,564	87,402	79,475
Premises and equipment, net	2,669	2,684	2,650
Goodwill	9,153	8,647	8,616
Other intangibles	2,833	2,775	2,815
Investments in joint ventures and associates	345	295	290
Employee benefit assets	44	138	265
Other assets	42,187	30,695	31,739
	219,577	144,098	136,353
Total assets	$1,086,695	$940,550	$904,717
Liabilities and equity
Deposits (Note 8)
Personal	$216,236	$209,217	$200,125
Business and government	417,084	386,660	375,785
Bank	21,387	18,223	18,534
	654,707	614,100	594,444
Segregated fund net liabilities	719	675	542
Other
Acceptances	11,782	11,462	10,503
Obligations related to securities sold short	59,485	50,345	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	81,301	64,331	67,015
Derivatives (Note 6)	152,869	88,982	80,702
Insurance claims and policy benefit liabilities	9,440	8,564	8,115
Employee benefit liabilities	3,078	2,420	1,979
Other liabilities	48,004	37,309	34,070
	365,959	263,413	251,202
Subordinated debentures (Note 10)	7,889	7,859	6,521
Total liabilities	1,029,274	886,047	852,709
Equity attributable to shareholders
Preferred shares (Note 10)	4,350	4,075	5,100
Common shares (shares issued – 1,442,592,103, 1,442,232,886 and 1,442,194,698) (Note 10)	14,531	14,511	14,442
Treasury shares – preferred (shares held – (56,760), (1,207) and 1,829)	1	–	–
– common (shares held – 741,617, (891,733) and (555,867))	(57)	71	33
Retained earnings	32,505	31,615	28,544
Other components of equity	4,335	2,418	2,117
	55,665	52,690	50,236
Non-controlling interests	1,756	1,813	1,772
Total equity	57,421	54,503	52,008
Total liabilities and equity	$1,086,695	$940,550	$904,717

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2015        51

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2015	October 31 2014	January 31 2014
Interest income
Loans	$4,308	$4,269	$4,230
Securities	1,072	933	957
Assets purchased under reverse repurchase agreements and securities borrowed	301	253	246
Deposits and other	21	21	17
	5,702	5,476	5,450
Interest expense
Deposits and other	1,501	1,463	1,458
Other liabilities	507	390	470
Subordinated debentures	63	63	62
	2,071	1,916	1,990
Net interest income	3,631	3,560	3,460
Non-interest income
Insurance premiums, investment and fee income	1,892	1,167	1,282
Trading revenue	340	(153)	310
Investment management and custodial fees	927	886	812
Mutual fund revenue	695	691	635
Securities brokerage commissions	365	347	341
Service charges	392	386	364
Underwriting and other advisory fees	445	428	401
Foreign exchange revenue, other than trading	154	207	168
Card service revenue	204	180	175
Credit fees	245	239	287
Net gain on available-for-sale securities (Note 4)	27	62	23
Share of profit in joint ventures and associates	42	34	44
Other	285	348	158
	6,013	4,822	5,000
Total revenue	9,644	8,382	8,460
Provision for credit losses (Note 5)	270	345	292
Insurance policyholder benefits, claims and acquisition expense	1,522	752	982
Non-interest expense
Human resources (Note 9)	3,015	2,581	2,850
Equipment	297	288	284
Occupancy	335	333	316
Communications	198	259	170
Professional fees	198	263	160
Amortization of other intangibles	174	176	156
Other	403	440	451
	4,620	4,340	4,387
Income before income taxes	3,232	2,945	2,799
Income taxes	776	612	707
Net income	$2,456	$2,333	$2,092
Net income attributable to:
Shareholders	$2,434	$2,316	$2,067
Non-controlling interests	22	17	25
	$2,456	$2,333	$2,092
Basic earnings per share (in dollars) (Note 11)	$1.66	$1.57	$1.39
Diluted earnings per share (in dollars) (Note 11)	1.65	1.57	1.38
Dividends per common share (in dollars)	0.75	0.75	0.67

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

52        Royal Bank of Canada        First Quarter 2015

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Net income	$2,456	$2,333	$2,092
Other comprehensive income, net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities	208	22	74
Reclassification of net gains on available-for-sale securities to income	–	(16)	(11)
	208	6	63
Foreign currency translation adjustments
Unrealized foreign currency translation gains	4,556	924	2,480
Net foreign currency translation losses from hedging activities	(2,605)	(470)	(1,513)
Reclassification of gains on foreign currency translation to income	(11)	–	(3)
Reclassification of losses on net investment hedging activities to income	10	–	3
	1,950	454	967
Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(382)	(32)	(118)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	151	36	(3)
	(231)	4	(121)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	(490)	(152)	77
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	75	51	–
	(415)	(101)	77
Total other comprehensive income, net of taxes	1,512	363	986
Total comprehensive income	$3,968	$2,696	$3,078
Total comprehensive income attributable to:
Shareholders	$3,936	$2,679	$3,053
Non-controlling interests	32	17	25
	$3,968	$2,696	$3,078

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Income tax expenses on net unrealized gains on available-for-sale securities	$68	$14	$26
Income tax recoveries (expenses) on reclassification of net gains on available-for-sale securities to income	2	(6)	(1)
Income tax expenses on unrealized foreign currency translation gains	6	1	5
Income tax recoveries on net foreign currency translation losses from hedging activities	(922)	(166)	(536)
Income tax recoveries on reclassification of losses on net investment hedging activities to income	4	–	1
Income tax recoveries on net losses on derivatives designated as cash flow hedges	(137)	(12)	(42)
Income tax (expenses) recoveries on reclassification of losses (gains) on derivatives designated as cash flow hedges to income	54	13	(1)
Income tax expenses (recoveries) on remeasurements of employee benefit plans	(173)	(54)	28
Income tax expenses on net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	28	18	–
Total income tax recoveries	$(1,070)	$(192)	$(520)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2015        53

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	500	65	–	–	(7)	–	–	–	–	558	–	558
Sales of treasury shares	–	–	20	1,061	–	–	–	–	–	1,081	–	1,081
Purchases of treasury shares	–	–	(21)	(1,069)	–	–	–	–	–	(1,090)	–	(1,090)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(966)	–	–	–	–	(966)	–	(966)
Dividends on preferred shares and other	–	–	–	–	(62)	–	–	–	–	(62)	(47)	(109)
Other	–	–	–	–	(1)	–	–	–	–	(1)	(1)	(2)
Net income	–	–	–	–	2,067	–	–	–	–	2,067	25	2,092
Total other comprehensive income, net of taxes	–	–	–	–	77	63	967	(121)	909	986	–	986
Balance at January 31, 2014	$5,100	$14,442	$–	$33	$28,544	$410	$1,653	$54	$2,117	$50,236	$1,772	$52,008
Balance at July 31, 2014	$4,750	$14,475	$(1)	$10	$30,526	$426	$1,437	$91	$1,954	$51,714	$1,783	$53,497
Changes in equity
Issues of share capital	–	36	–	–	–	–	–	–	–	36	–	36
Preferred shares redeemed	(675)	–	–	–	–	–	–	–	–	(675)	–	(675)
Sales of treasury shares	–	–	24	1,485	–	–	–	–	–	1,509	–	1,509
Purchases of treasury shares	–	–	(23)	(1,424)	–	–	–	–	–	(1,447)	–	(1,447)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(1,081)	–	–	–	–	(1,081)	–	(1,081)
Dividends on preferred shares and other	–	–	–	–	(44)	–	–	–	–	(44)	–	(44)
Other	–	–	–	–	2	–	–	–	–	2	13	15
Net income	–	–	–	–	2,316	–	–	–	–	2,316	17	2,333
Total other comprehensive income, net of taxes	–	–	–	–	(101)	6	454	4	464	363	–	363
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	600	20	–	–	(7)	–	–	–	–	613	–	613
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	15	1,781	–	–	–	–	–	1,796	–	1,796
Purchases of treasury shares	–	–	(14)	(1,909)	–	–	–	–	–	(1,923)	–	(1,923)
Share-based compensation awards	–	–	–	–	2	–	–	–	–	2	–	2
Dividends on common shares	–	–	–	–	(1,081)	–	–	–	–	(1,081)	–	(1,081)
Dividends on preferred shares and other	–	–	–	–	(40)	–	–	–	–	(40)	(46)	(86)
Other	–	–	–	–	(3)	–	–	–	–	(3)	(43)	(46)
Net income	–	–	–	–	2,434	–	–	–	–	2,434	22	2,456
Total other comprehensive income, net of taxes	–	–	–	–	(415)	208	1,940	(231)	1,917	1,502	10	1,512
Balance at January 31, 2015	$4,350	$14,531	$1	$(57)	$32,505	$640	$3,831	$(136)	$4,335	$55,665	$1,756	$57,421

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

54        Royal Bank of Canada        First Quarter 2015

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Cash flows from operating activities
Net income	$2,456	$2,333	$2,092
Adjustments for non-cash items and others
Provision for credit losses	270	345	292
Depreciation	127	132	119
Deferred income taxes	5	(183)	248
Amortization and Impairment of other intangibles	175	182	156
Impairment of investments in joint ventures and associates	6	(17)	6
(Gain) loss on sale of premises and equipment	(38)	1	(2)
Gain on available-for-sale securities	(41)	(72)	(39)
(Gain) loss on disposition of business	–	(5)	60
Impairment of available-for-sale securities	14	8	10
Share of profit in joint ventures and associates	(42)	(34)	(44)
Net gain on sales of joint ventures and associates	–	(62)	–
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	876	91	81
Net change in accrued interest receivable and payable	(318)	110	(49)
Current income taxes	(1,143)	(74)	(853)
Derivative assets	(63,162)	(14,579)	(4,653)
Derivative liabilities	63,887	13,886	3,957
Trading securities	(29,745)	1,376	(4,699)
Loans, net of securitizations	(13,069)	(5,127)	(7,149)
Assets purchased under reverse repurchase agreements and securities borrowed	(27,993)	(375)	(23,152)
Deposits	40,607	12,409	32,683
Obligations related to assets sold under repurchase agreements and securities loaned	16,970	(1,092)	6,599
Obligations related to securities sold short	9,140	(1,709)	1,706
Brokers and dealers receivable and payable	1,170	(10)	(267)
Other	(1,944)	(1,438)	(6,537)
Net cash (used in) from operating activities	(1,792)	6,096	565
Cash flows from investing activities
Change in interest-bearing deposits with banks	4,772	(3,016)	794
Proceeds from sale of available-for-sale securities	2,227	5,019	2,076
Proceeds from maturity of available-for-sale securities	8,306	11,009	8,886
Purchases of available-for-sale securities	(8,181)	(16,035)	(11,529)
Proceeds from maturity of held-to-maturity securities	–	–	142
Purchases of held-to-maturity securities	(1,607)	(1,073)	(132)
Net acquisitions of premises and equipment and other intangibles	(281)	(395)	(311)
Proceeds from dispositions	–	82	–
Net cash from (used in) investing activities	5,236	(4,409)	(74)
Cash flows from financing activities
Redemption of trust capital securities	–	–	(900)
Issue of subordinated debentures	–	1,000	–
Repayment of subordinated debentures	(200)	–	(1,000)
Issue of common shares	20	36	65
Issue of preferred shares	600	–	500
Redemption of preferred shares	(325)	(675)	–
Sales of treasury shares	1,796	1,509	1,081
Purchase of treasury shares	(1,923)	(1,447)	(1,090)
Dividends paid	(1,125)	(1,080)	(1,026)
Issuance costs	(7)	–	(7)
Dividends/distributions paid to non-controlling interests	(46)	–	(47)
Change in short-term borrowings of subsidiaries	24	12	5
Net cash used in financing activities	(1,186)	(645)	(2,419)
Effect of exchange rate changes on cash and due from banks	348	82	164
Net change in cash and due from banks	2,606	1,124	(1,764)
Cash and due from banks at beginning of period (1)	17,421	16,297	15,550
Cash and due from banks at end of period (1)	$20,027	$17,421	$13,786
Cash flows from operating activities include:
Amount of interest paid	$2,032	$1,530	$2,170
Amount of interest received	5,166	4,982	5,407
Amount of dividend received	405	412	369
Amount of income taxes paid	565	724	712

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.8 billion as at January 31, 2015 (October 31, 2014 – $2.0 billion; July 31, 2014 – $2.3 billion; January 31, 2014 – $2.6 billion; October 31, 2013 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2015        55

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2014 Annual Consolidated Financial Statements and the accompanying notes included on pages 108 to 196 in our 2014 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On February 24, 2015, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2014 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following new accounting pronouncements:

IAS 32 Financial Instruments: Presentation (IAS 32)

Amendments to IAS 32 clarify the existing requirements for offsetting financial assets and financial liabilities. The standard provides clarifications on the legal right to offset transactions, and when transactions settled through a gross settlement system would meet the simultaneous settlement criteria. We retrospectively adopted the amendments on November 1, 2014. The adoption of these amendments did not have an impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS) Interpretations Committee IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 provides guidance on when to recognize a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. We prospectively adopted the standard on November 1, 2014. We did not restate our quarterly or annual results for periods before November 1, 2014 as the amounts were not significant. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the quarter:

IFRS 9 Financial Instruments (IFRS 9)

On January 9, 2015, the Office of the Superintendent of Financial Institutions (OSFI) issued an advisory with respect to the early adoption of IFRS 9 for Domestic Systematically Important Bank (D-SIBs), requiring D-SIBs to adopt IFRS 9 for the annual period beginning on November 1, 2017. As a D-SIB, we will be required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit provisions which we adopted in the second quarter of 2014.

56        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$169,926	$11,199	$–	$–	$–	$181,125	$181,125
Available-for-sale (1)	–	–	46,454	3,144	3,347	49,598	49,801
	169,926	11,199	46,454	3,144	3,347	230,723	230,926
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,530	–	58,043	58,043	163,573	163,573
Loans
Retail	–	–	–	335,251	336,358	335,251	336,358
Wholesale	1,484	1,773	–	109,702	109,215	112,959	112,472
	1,484	1,773	–	444,953	445,573	448,210	448,830
Other
Derivatives	150,564	–	–	–	–	150,564	150,564
Other assets	–	927	–	42,687	42,687	43,614	43,614
Financial liabilities
Deposits
Personal	$100	$15,274		$200,862	$201,027	$216,236	$216,401
Business and government (2)	–	76,051		341,033	343,118	417,084	419,169
Bank (3)	–	8,121		13,266	13,267	21,387	21,388
	100	99,446		555,161	557,412	654,707	656,958
Other
Obligations related to securities sold short	59,485	–		–	–	59,485	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	–	72,319		8,982	8,982	81,301	81,301
Derivatives	152,869	–		–	–	152,869	152,869
Other liabilities	227	20		48,458	48,415	48,705	48,662
Subordinated debentures	–	114		7,775	7,731	7,889	7,845

Royal Bank of Canada        First Quarter 2015        57

	As at October 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$141,217	$10,163	$–	$–	$–	$151,380	$151,380
Available-for-sale (1)	–	–	46,009	1,759	1,762	47,768	47,771
	141,217	10,163	46,009	1,759	1,762	199,148	199,151
Assets purchased under reverse repurchase agreements and securities borrowed	–	85,292	–	50,288	50,288	135,580	135,580
Loans
Retail	–	–	–	333,045	334,475	333,045	334,475
Wholesale	1,337	2,278	–	98,569	98,461	102,184	102,076
	1,337	2,278	–	431,614	432,936	435,229	436,551
Other
Derivatives	87,402	–	–	–	–	87,402	87,402
Other assets	–	930	–	32,975	32,975	33,905	33,905
Financial liabilities
Deposits
Personal	$112	$13,289		$195,816	$195,964	$209,217	$209,365
Business and government (2)	–	59,446		327,214	328,328	386,660	387,774
Bank (3)	–	6,592		11,631	11,636	18,223	18,228
	112	79,327		534,661	535,928	614,100	615,367
Other
Obligations related to securities sold short	50,345	–		–	–	50,345	50,345
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,411		5,920	5,921	64,331	64,332
Derivatives	88,982	–		–	–	88,982	88,982
Other liabilities	20	30		36,816	36,762	36,866	36,812
Subordinated debentures	–	106		7,753	7,712	7,859	7,818

	As at January 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$139,381	$9,393	$–	$–	$–	$148,774	$148,774
Available-for-sale (1)	–	–	40,310	410	410	40,720	40,720
	139,381	9,393	40,310	410	410	189,494	189,494
Assets purchased under reverse repurchase agreements and securities borrowed	–	98,008	–	42,661	42,661	140,669	140,669
Loans
Retail	–	–	–	321,396	320,110	321,396	320,110
Wholesale	1,100	671	–	92,461	92,519	94,232	94,290
	1,100	671	–	413,857	412,629	415,628	414,400
Other
Derivatives	79,475	–	–	–	–	79,475	79,475
Other assets	–	1,483	–	32,122	32,122	33,605	33,605
Financial liabilities
Deposits
Personal	$78	$9,968		$190,079	$190,335	$200,125	$200,381
Business and government (2)	–	62,832		312,953	313,916	375,785	376,748
Bank (3)	–	4,864		13,670	13,670	18,534	18,534
	78	77,664		516,702	517,921	594,444	595,663
Other
Obligations related to securities sold short	48,818	–		–	–	48,818	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,194		6,821	6,821	67,015	67,015
Derivatives	80,702	–		–	–	80,702	80,702
Other liabilities	(16)	125		34,490	34,490	34,599	34,599
Subordinated debentures	–	112		6,409	6,373	6,521	6,485

(1)	Available-for-sale securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

58        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	January 31, 2015							October 31, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$368	$–	$368	$		$368	$–	$5,603	$–	$5,603	$		$5,603
Securities
Trading
Canadian government debt (1)
Federal	10,092	7,489	–	17,581			17,581	8,288	5,855	–	14,143			14,143
Provincial and municipal	–	13,049	–	13,049			13,049	–	11,371	–	11,371			11,371
U.S. state, municipal and agencies debt (1)	2,436	37,177	1	39,614			39,614	1,838	27,628	6	29,472			29,472
Other OECD government debt (2)	7,913	9,296	20	17,229			17,229	7,334	7,991	–	15,325			15,325
Mortgage-backed securities (1)	–	2,298	21	2,319			2,319	–	964	4	968			968
Asset-backed securities
CDOs (3)	–	53	73	126			126	–	37	74	111			111
Non-CDO securities	–	1,402	55	1,457			1,457	–	889	364	1,253			1,253
Corporate debt and other debt	8	30,446	205	30,659			30,659	15	27,422	149	27,586			27,586
Equities	54,893	4,020	178	59,091			59,091	47,396	3,589	166	51,151			51,151
	75,342	105,230	553	181,125			181,125	64,871	85,746	763	151,380			151,380
Available-for-sale (4)
Canadian government debt (1)
Federal	315	11,711	–	12,026			12,026	429	11,540	–	11,969			11,969
Provincial and municipal	–	843	–	843			843	–	799	–	799			799
U.S. state, municipal and agencies debt (1)	–	6,415	1,500	7,915			7,915	29	4,839	1,389	6,257			6,257
Other OECD government debt	6,157	6,128	13	12,298			12,298	6,979	7,303	11	14,293			14,293
Mortgage-backed securities (1)	–	125	–	125			125	–	138	–	138			138
Asset-backed securities
CDOs	–	926	–	926			926	–	857	24	881			881
Non-CDO securities	–	444	199	643			643	–	381	182	563			563
Corporate debt and other debt	–	8,039	1,733	9,772			9,772	–	7,714	1,573	9,287			9,287
Equities	157	528	1,092	1,777			1,777	140	514	1,028	1,682			1,682
Loan substitute securities	90	24	–	114			114	102	24	–	126			126
	6,719	35,183	4,537	46,439			46,439	7,679	34,109	4,207	45,995			45,995
Assets purchased under reverse repurchase agreements and securities borrowed
Loans	–	105,530	–	105,530			105,530	–	85,292	–	85,292			85,292
Other	–	2,421	836	3,257			3,257	–	3,154	461	3,615			3,615
Derivatives
Interest rate contracts	21	184,669	564	185,254			185,254	13	102,176	339	102,528			102,528
Foreign exchange contracts	–	72,541	75	72,616			72,616	–	33,761	48	33,809			33,809
Credit derivatives	–	200	13	213			213	–	244	10	254			254
Other contracts	3,435	5,790	595	9,820			9,820	3,238	4,839	560	8,637			8,637
Valuation adjustments (5)	–	(1,034)	(48)	(1,082)			(1,082)	–	(702)	(56)	(758)			(758)
Total gross derivatives	3,456	262,166	1,199	266,821			266,821	3,251	140,318	901	144,470			144,470
Netting adjustments						(116,257)	(116,257)						(57,068)	(57,068)
Total derivatives							150,564							87,402
Other assets	697	230	–	927			927	604	326	–	930			930
	$86,214	$511,128	$7,125	$604,467		$(116,257)	$488,210	$76,405	$354,548	$6,332	$437,285		$(57,068)	$380,217
Financial Liabilities
Deposits
Personal	$–	$14,959	$415	$15,374	$		$15,374	$–	$12,904	$497	$13,401	$		$13,401
Business and government	–	75,963	88	76,051			76,051	–	59,376	70	59,446			59,446
Bank	–	8,121	–	8,121			8,121	–	6,592	–	6,592			6,592
Other
Obligations related to securities sold short	37,067	22,412	6	59,485			59,485	32,857	17,484	4	50,345			50,345
Obligations related to assets sold under repurchase agreements and securities loaned	–	72,319	–	72,319			72,319	–	58,411	–	58,411			58,411
Derivatives
Interest rate contracts	23	176,999	1,058	178,080			178,080	9	96,752	709	97,470			97,470
Foreign exchange contracts	–	76,092	44	76,136			76,136	–	35,664	39	35,703			35,703
Credit derivatives	–	277	20	297			297	–	327	15	342			342
Other contracts	3,160	9,934	1,160	14,254			14,254	2,886	8,537	1,062	12,485			12,485
Valuation adjustments (5)	–	(129)	21	(108)			(108)	–	(65)	29	(36)			(36)
Total gross derivatives	3,183	263,173	2,303	268,659			268,659	2,895	141,215	1,854	145,964			145,964
Netting adjustments						(115,790)	(115,790)						(56,982)	(56,982)
Total derivatives							152,869							88,982
Other liabilities	159	20	68	247			247	–	30	20	50			50
Subordinated debentures	–	114	–	114			114	–	106	–	106			106
	$40,409	$457,081	$2,880	$500,370		$(115,790)	$384,580	$35,752	$296,118	$2,445	$334,315		$(56,982)	$277,333

Royal Bank of Canada        First Quarter 2015        59

	As at January 31, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$1,766	$–	$1,766	$		$1,766
Securities
Trading
Canadian government debt (1)
Federal	9,240	7,756	–	16,996			16,996
Provincial and municipal	–	12,545	–	12,545			12,545
U.S. state, municipal and agencies debt (1)	4,429	24,858	4	29,291			29,291
Other OECD government debt (2)	4,158	9,112	–	13,270			13,270
Mortgage-backed securities (1)	–	994	30	1,024			1,024
Asset-backed securities
CDOs (3)	–	14	19	33			33
Non-CDO securities	–	936	297	1,233			1,233
Corporate debt and other debt	5	27,483	389	27,877			27,877
Equities	41,919	4,401	185	46,505			46,505
	59,751	88,099	924	148,774			148,774
Available-for-sale (4)
Canadian government debt (1)
Federal	313	9,217	–	9,530			9,530
Provincial and municipal	–	552	–	552			552
U.S. state, municipal and agencies debt (1)	22	4,447	2,160	6,629			6,629
Other OECD government debt	6,511	5,834	–	12,345			12,345
Mortgage-backed securities (1)	–	166	–	166			166
Asset-backed securities
CDOs	–	1,194	93	1,287			1,287
Non-CDO securities	–	270	171	441			441
Corporate debt and other debt	–	5,590	1,837	7,427			7,427
Equities	149	581	1,064	1,794			1,794
Loan substitute securities	99	24	–	123			123
	7,094	27,875	5,325	40,294			40,294
Asset purchased under reverse repurchase agreements and securities borrowed	–	98,008	–	98,008			98,008
Loans	–	1,324	447	1,771			1,771
Other
Derivatives
Interest rate contracts	28	78,125	311	78,464			78,464
Foreign exchange contracts	–	28,390	66	28,456			28,456
Credit derivatives	–	198	27	225			225
Other contracts	2,126	2,926	945	5,997			5,997
Valuation adjustments (5)	–	(499)	(60)	(559)			(559)
Total gross derivatives	2,154	109,140	1,289	112,583			112,583
Netting adjustments						(33,108)	(33,108)
Total derivatives							79,475
Other assets	603	880	–	1,483			1,483
	$69,602	$327,092	$7,985	$404,679		$(33,108)	$371,571
Financial Liabilities
Deposits
Personal	$–	$9,523	$523	$10,046	$		$10,046
Business and government	–	58,070	4,762	62,832			62,832
Bank	–	4,864	–	4,864			4,864
Other
Obligations related to securities sold short	32,546	16,262	10	48,818			48,818
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,194	–	60,194			60,194
Derivatives
Interest rate contracts	16	74,066	720	74,802			74,802
Foreign exchange contracts	–	29,453	21	29,474			29,474
Credit derivatives	–	279	32	311			311
Other contracts	2,209	5,892	1,589	9,690			9,690
Valuation adjustments (5)	–	(28)	20	(8)			(8)
Total gross derivatives	2,225	109,662	2,382	114,269			114,269
Netting adjustments						(33,567)	(33,567)
Total derivatives							80,702
Other liabilities	–	125	(16)	109			109
Subordinated debentures	–	–	112	112			112
	$34,771	$258,700	$7,773	$301,244		$(33,567)	$267,677

(1)	As at January 31, 2015, residential and commercial mortgage-backed securities included in all fair value levels of Trading securities were $12,295 million and $100 million (October 31, 2014 – $6,564 million and $81 million; January 31, 2014 – $5,992 million and $114 million), respectively, and in all fair value levels of available-for-sale securities, $7,532 million and $34 million (October 31, 2014 – $6,956 and $34 million; January 31, 2014 – $3,627 million and $34 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for Collateralized Debt Obligations.
(4)	Excludes $15 million of available-for-sale securities that are carried at cost (October 31, 2014 – $14 million; January 31, 2014 – $16 million).
(5)	We are permitted an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.
n.a.	not applicable

60        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs. Refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the sensitivity to unobservable inputs and interrelationships between unobservable inputs used in the determination of fair value of our Level 3 financial instruments. There have been no significant changes to these sensitivities or interrelationships during the quarter.

As at January 31, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$40.42	91.50	$77.44
	Asset-backed securities	$147		Discounted cash flows	Discount margins	0.79%	12.00%	6.39%
	Obligations related to securities sold short		$4		Yields	2.43%	4.45%	2.98%
					Default rates	–%	5.00%	2.50%
					Prepayment rates	–%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.42%	4.85%	2.49%
	U.S. state, municipal and agencies debt	1,101			Default rates	9.00%	10.00%	9.79%
	Asset-backed securities	180			Prepayment rates	4.00%	8.00%	4.77%
					Recovery rates	40.00%	97.50%	93.55%
Corporate debt				Price-based	Prices	$6.10	$140.00	$96.95
	Corporate debt and other debt	201		Discounted cash flows	Yields	3.06%	7.47%	4.93%
	Loans	836			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		1		Capitalization rates	8.25%	9.00%	8.63%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and municipal bonds				Price-based	Prices	$66.50	$99.08	$94.01
	U.S. state, municipal and agencies debt	400		Discounted cash flows	Yields	0.18%	27.91%	2.88%
	Other OECD government debt	33
	Corporate debt and other debt	1,737
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits Subordinated debentures		– –		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
					Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	15.50X	8.71X
				Price-based	P/E multiples	9.40X	22.40X	13.67X
	Equities	1,270		Discounted cash flows	EV/Rev multiples	0.26X	7.50X	3.21X
	Derivative-related assets	15			Liquidity discounts (5)	–%	50.00%	27.24%
	Derivative-related liabilities		548		Discount rate	12.00%	17.00%	16.41%
	Obligations related to securities sold short		1		Net asset values /prices (6)	n.a.	n.a.	n.a.
Municipal guaranteed investment certificates				Discounted cash flows	Yields	n.a.	n.a.	n.a.
	Deposits		–
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.20%	2.25%	Even
	Derivative-related assets	612		Option pricing model	CPI swap rates	1.27%	2.10%	Even
	Deposits		–		Funding spreads	n.a.	n.a.	n.a.
	Derivative-related liabilities		1,071		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities	37.70%	39.70%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.02%	40.67%	Lower
	Derivative-related assets	444		Option pricing model	Funding spreads	n.a.	n.a.	n.a.
	Deposits		415		Equity (EQ)-EQ correlations	0.10%	95.60%	Middle
	Derivative-related liabilities		466		EQ-FX correlations	(74.50)%	45.50%	Middle
					EQ volatilities	1.00%	129.00%	Lower
Other (8)
	Mortgage-backed securities	21
	Corporate debt and other debt	–
	Derivative-related assets	128
	Deposits		88
	Derivative-related liabilities		218
	Other liabilities		68
Total		$7,125	$2,880

Royal Bank of Canada        First Quarter 2015        61

As at October 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$53.70	$90.50	$75.92
	Asset-backed securities	$478		Discounted cash flows	Discount margins	0.70%	9.48%	5.09%
	Obligations related to securities sold short		$–		Yields	2.84%	5.36%	3.52%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.32%	4.63%	2.26%
	U.S. state, municipal and agencies debt	979			Default rates	9.00%	10.00%	9.80%
	Asset-backed securities	166			Prepayment rates	4.00%	8.00%	4.76%
					Recovery rates	40.00%	97.50%	93.51%
Corporate debt				Price-based	Prices	$2.50	$119.52	$97.86
	Corporate debt and other debt	100		Discounted cash flows	Yields	2.75%	7.50%	3.84%
	Loans	461			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		4		Capitalization rates	6.43%	9.47%	7.95%
					Liquidity discounts (5)	10.00%	10.00%	10.00%
Government debt and municipal bonds				Price-based	Prices	$67.38	$100.00	$96.24
	U.S. state, municipal and agencies debt	416		Discounted cash flows	Yields	0.17%	30.15%	3.06%
	Other OECD government debt	11
	Corporate debt and other debt	1,616
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits Subordinated debentures		70 –		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange (FX)-FX correlations	68.00%	68.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	10.80X	8.73X
				Price-based	P/E multiples	8.79X	15.70X	11.79X
	Equities	1,194		Discounted cash flows	EV/Rev multiples	0.45X	7.50X	4.97X
	Derivative-related assets	11			Liquidity discounts (5)	–%	50.00%	26.92%
	Derivative-related liabilities		434		Discount rate	12.00%	17.00%	14.78%
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Municipal guaranteed investment certificates				Discounted cash flows	Yields	n.a.	n.a.	n.a.
	Deposits		–
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.96%	2.98%	Even
	Derivative-related assets	348		Option pricing model	CPI swap rates	1.73%	2.30%	Even
	Deposits		–		Funding spreads	n.a.	n.a.	n.a.
	Derivative-related liabilities		732		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities	26.28%	28.28%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.04%	18.11%	Lower
	Derivative-related assets	442		Option pricing model	Funding spreads	n.a.	n.a.	n.a.
	Deposits		497		Equity (EQ)-EQ correlations	0.50%	97.20%	Middle
	Derivative-related liabilities		529		EQ-FX correlations	(72.80)%	53.20%	Middle
					EQ volatilities	1.00%	172.00%	Lower
Other (8)
	Mortgage-backed securities	4
	Corporate debt and other debt	6
	Derivative-related assets	100
	Deposits		–
	Derivative-related liabilities		159
	Other liabilities		20
Total		$6,332	$2,445

62        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

As at January 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$68.49	$115.16	$94.28
	Asset-backed securities	$424		Discounted cash flows	Discount margins	1.07%	6.91%	1.89%
	Obligations related to securities sold short		$10		Yields	0.26%	1.32%	1.09%
					Default rates	2.00%	2.00%	2.00%
					Prepayment rates	20.00%	20.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.59%	4.68%	3.35%
	U.S. state, municipal and agencies debt	1,624			Default rates	9.00%	10.00%	9.65%
	Asset-backed securities	156			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.78%
Corporate debt				Price-based	Prices	$47.70	$124.18	$103.91
	Corporate debt and other debt	432		Discounted cash flows	Yields	4.00%	15.00%	4.99%
	Loans	447			Credit spreads	0.92%	5.40%	4.40%
	Obligations related to securities sold short		–		Capitalization rates	6.70%	14.30%	8.27%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and municipal bonds				Price-based	Prices	$22.00	$105.44	$98.66
	U.S. state, municipal and agencies debt	540		Discounted cash flows	Yields	0.02%	11.76%	0.83%
	Other OECD government debt	–
	Corporate debt and other debt	1,794
Bank funding and deposits				Discounted cash flows	Funding spreads	0.20%	0.58%	0.54%
	Deposits Subordinated debentures		3,169 112		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
					Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	7.37X	7.10X
				Price-based	P/E multiples	2.22X	12.82X	8.49X
	Equities	1,249		Discounted cash flows	EV/Rev multiples	1.21X	7.10X	4.92X
	Derivative-related assets	22			Liquidity discounts (5)	15.00%	30.00%	26.91%
	Derivative-related liabilities		515		Discount rate	n.a.	n.a.	n.a.
	Obligations related to securities sold short		–		Net asset values / prices (6)	n.a.	n.a.	n.a.
Municipal guaranteed investment certificates	Deposits		492	Discounted cash flows	Yields	2.48%	2.79%	2.72%
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	3.17%	3.39%	Even
	Derivative-related assets	270		Option pricing model	CPI swap rates	1.50%	2.28%	Even
	Deposits		1,101		Funding spreads	0.19%	0.58%	Upper
	Derivative-related liabilities		740		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR volatilities	20.02%	36.00%	Middle
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.08%	16.56%	Lower
	Derivative-related assets	826		Option pricing model	Funding spreads	0.50%	0.58%	Even
	Deposits		523		Equity (EQ)-EQ correlations	3.70%	97.40%	Middle
	Derivative-related liabilities		945		EQ-FX correlations	(72.00)%	53.90%	Lower
					EQ volatilities	6.00%	157.00%	Lower
Other (8)
	Mortgage-backed securities	30
	Corporate debt and other debt	–
	Derivative-related assets	171
	Deposits		–
	Derivative-related liabilities		182
	Other liabilities		(16)
Total		$7,985	$7,773

(1)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(3)	Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(4)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(5)	Fair value of securities with liquidity discount inputs totalled $236 million (October 31, 2014 – $211 million; January 31, 2014 – $134 million).
(6)	Net asset values (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives, bank-owned life insurance and Bank funding and deposits.
n.a.	not applicable

Royal Bank of Canada        First Quarter 2015        63

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Fair value November 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$1	$–	$(6)	$–	$–	$1	$–
Other OECD government debt	–	–	–	–	–	20	–	20	–
Mortgage-backed securities	4	(1)	–	22	(16)	12	–	21	–
Asset-backed securities
CDOs	74	16	(12)	24	(15)	–	(14)	73	13
Non-CDO securities	364	(2)	46	44	(223)	5	(179)	55	(3)
Corporate debt and other debt	149	1	1	3	(8)	64	(5)	205	1
Equities	166	(10)	20	5	(18)	18	(3)	178	(10)
	763	4	56	98	(286)	119	(201)	553	1
Available-for-sale
U.S. state, municipal and agencies debt	1,389	–	144	–	(33)	–	–	1,500	n.a.
Other OECD government debt	11	–	–	–	2	–	–	13	n.a.
Asset-backed securities
CDOs	24	–	1	–	–	–	(25)	–	n.a.
Non-CDO securities	182	–	6	–	11	–	–	199	n.a.
Corporate debt and other debt	1,573	–	201	522	(600)	37	–	1,733	n.a.
Equities	1,028	18	79	16	(42)	–	(7)	1,092	n.a.
	4,207	18	431	538	(662)	37	(32)	4,537	n.a.
Loans – Wholesale	461	–	58	322	(5)	–	–	836	–
Other
Net derivative balances (3)
Interest rate contracts	(370)	(98)	(2)	11	(9)	(22)	(4)	(494)	(110)
Foreign exchange contracts	9	38	4	9	6	–	(35)	31	39
Credit derivatives	(5)	(10)	(1)	–	9	–	–	(7)	(2)
Other contracts	(502)	(86)	(69)	(7)	73	(86)	112	(565)	(6)
Valuation adjustments	(85)	(3)	(2)	–	22	(1)	–	(69)	(5)
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(137)	$475	$971	$(852)	$47	$(160)	$4,822	$(83)
Liabilities
Deposits
Personal	$(497)	$30	$(25)	$(111)	$13	$(62)	$237	$(415)	$19
Business and government	(70)	(2)	(4)	(46)	16	–	18	(88)	(3)
Other
Obligations related to securities sold short	(4)	–	–	(10)	8	–	–	(6)	–
Other liabilities	(20)	(43)	(5)	–	–	–	–	(68)	(45)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$(15)	$(34)	$(167)	$37	$(62)	$255	$(577)	$(29)

64        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

	For the three months ended October 31, 2014
(Millions of Canadian dollars)	Fair value August 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value October 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended October 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$7	$–	$1	$13	$(10)	$–	$(5)	$6	$1
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	21	(2)	1	8	(21)	–	(3)	4	–
Asset-backed securities
CDOs	71	1	(5)	56	(49)	–	–	74	1
Non-CDO securities	302	(4)	11	432	(360)	–	(17)	364	(5)
Corporate debt and other debt	197	1	(3)	(22)	(7)	20	(37)	149	–
Equities	164	(5)	5	5	(16)	13	–	166	(4)
	762	(9)	10	492	(463)	33	(62)	763	(7)
Available-for-sale
U.S. state, municipal and agencies debt	2,092	–	81	–	(784)	–	–	1,389	n.a.
Other OECD government debt	11	–	–	1	(1)	–	–	11	n.a.
Asset-backed securities
CDOs	71	–	(2)	–	(3)	24	(66)	24	n.a.
Non-CDO securities	177	–	3	–	2	–	–	182	n.a.
Corporate debt and other debt	1,566	–	55	539	(587)	–	–	1,573	n.a.
Equities	1,045	46	15	14	(92)	–	–	1,028	n.a.
	4,962	46	152	554	(1,465)	24	(66)	4,207	n.a.
Loans – Wholesale	460	1	14	4	(18)	–	–	461	–
Other
Net derivative balances (3)
Interest rate contracts	(359)	(26)	–	2	–	12	1	(370)	(23)
Foreign exchange contracts	15	(13)	3	3	(1)	4	(2)	9	(11)
Credit derivatives	(5)	(8)	–	–	8	–	–	(5)	(1)
Other contracts	(592)	38	(18)	(53)	3	(40)	160	(502)	76
Valuation adjustments	(87)	10	–	–	(8)	–	–	(85)	10
Other assets	–	–	–	–	–	–	–	–	–
	$5,156	$39	$161	$1,002	$(1,944)	$33	$31	$4,478	$44
Liabilities
Deposits
Personal	$(462)	$25	$(2)	$(117)	$13	$(139)	$185	$(497)	$23
Business and government	(176)	(7)	6	–	4	–	103	(70)	(1)
Other
Obligations related to securities sold short	(16)	–	–	(51)	55	–	8	(4)	–
Other liabilities	2	(22)	–	–	–	–	–	(20)	(22)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(652)	$(4)	$4	$(168)	$72	$(139)	$296	$(591)	$–

Royal Bank of Canada        First Quarter 2015        65

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$2	$12	$(29)	$–	$(3)	$4	$–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	(1)	2	17	(12)	–	(4)	30	–
Asset-backed securities
CDOs	31	8	–	6	(26)	–	–	19	7
Non-CDO securities	260	2	16	663	(641)	–	(3)	297	–
Corporate debt and other debt	415	(6)	31	78	(119)	–	(10)	389	(6)
Equities	183	6	12	7	(31)	8	–	185	6
	1,309	9	59	783	(858)	8	(386)	924	7
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	146	–	–	–	–	2,160	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	10	–	(12)	–	(8)	93	n.a.
Non-CDO securities	180	(4)	13	–	(18)	–	–	171	n.a.
Corporate debt and other debt	1,673	–	106	239	(181)	–	–	1,837	n.a.
Equities	969	9	109	9	(32)	–	–	1,064	n.a.
	4,939	5	384	248	(243)	–	(8)	5,325	n.a.
Loans – Wholesale	414	6	26	–	1	–	–	447	6
Other
Net derivative balances (3)
Interest rate contracts	(458)	(4)	(2)	14	1	–	40	(409)	(12)
Foreign exchange contracts	(117)	12	1	–	–	–	149	45	12
Credit derivatives	(5)	(6)	(2)	–	8	–	–	(5)	2
Other contracts	(869)	37	(49)	(14)	19	(51)	283	(644)	1
Valuation adjustments	(105)	8	(1)	–	–	–	18	(80)	6
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$67	$416	$1,031	$(1,072)	$(43)	$85	$5,603	$22
Liabilities
Deposits
Personal	$(1,043)	$12	$(57)	$(174)	$74	$(41)	$706	$(523)	$1
Business and government	(3,933)	(45)	(238)	(613)	39	–	28	(4,762)	(54)
Other
Obligations related to securities sold short	(16)	–	(1)	(18)	25	–	–	(10)	–
Other liabilities	(3)	14	1	–	–	–	4	16	15
Subordinated debentures	(109)	–	(3)	–	–	–	–	(112)	–
	$(5,104)	$(19)	$(298)	$(805)	$138	$(41)	$738	$(5,391)	$(38)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on available-for-sale securities were $30 million recognized in other comprehensive income for the three months ended January 31, 2015 (October 31, 2014 – gains of $152 million; January 31, 2014 – gains of $63 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2015 included derivative assets of $1,199 million (October 31, 2014 – $901 million; January 31, 2014 – $1,289 million) and derivative liabilities of $2,303 million (October 31, 2014 – $1,854 million; January 31, 2014 – $2,382 million).
n.a.	not applicable

66        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2). During the three months ended January 31, 2015, $331 million of certain government bonds reported in Trading and Available-for-sale U.S. state, municipal and agencies debt, $284 million of Canadian government debt reported in Trading and $337 million of Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.

During the three months ended January 31, 2015, significant transfers out of Level 3 to Level 2 included: $179 million of collateralized loan obligations in Non-CDO securities due to improved price transparency, $87 million (net) of over-the-counter equity options in Other contracts due to increased volatility observability ($97 million of derivative-related assets and $184 million derivative-related liabilities), and $237 million of equity structured notes in Personal deposits as the unobservable inputs did not significantly affect their fair values.

Total gains or losses of Level 3 instruments recognized in earnings

	For the three months ended January 31, 2015
	Total realized/unrealized gains (losses) included in earnings			Changes in unrealized gains (losses) included in earnings for assets and liabilities for the three months ended January 31, 2015 for positions still held
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$1	$–	$1	$1	$–	$1
Trading revenue	305	(471)	(166)	286	(397)	(111)
Net gain on available-for-sale securities	18	–	18	–	–	–
Credit fees and Other	(1)	(4)	(5)	(1)	(1)	(2)
	$323	$(475)	$(152)	$286	$(398)	$(112)

	For the three months ended October 31, 2014
	Total realized/unrealized gains (losses) included in earnings			Changes in unrealized gains (losses) included in earnings for assets and liabilities for the three months ended October 31, 2014 for positions still held
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$–	$–	$–
Trading revenue	44	(47)	(3)	63	(108)	(45)
Net gain on available-for-sale securities	46	–	46	–	–	–
Credit fees and Other	–	(8)	(8)	16	73	89
	$90	$(55)	$35	$79	$(35)	$44

	For the three months ended January 31, 2014
	Total realized/unrealized gains (losses) included in earnings			Changes in unrealized gains (losses) included in earnings for assets and liabilities for the three months ended January 31, 2014 for positions still held
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$1	$–	$1	$–	$–	$–
Trading revenue	303	(253)	50	283	(297)	(14)
Net gain on available-for-sale securities	5	–	5	–	–	–
Credit fees and Other	(1)	(7)	(8)	(1)	(1)	(2)
	$308	$(260)	$48	$282	$(298)	$(16)

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

Royal Bank of Canada        First Quarter 2015        67

	As at
	January 31, 2015			October 31, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$6	$–	$–
Other OECD government debt	20	1	(1)	–	–	–
Mortgage-backed securities	21	2	(3)	4	1	(1)
Asset-backed securities	128	6	(8)	438	10	(14)
Corporate debt and other debt	205	3	(3)	149	2	(2)
Equities	178	–	–	166	–	–
Available-for-sale
U.S. state, municipal and agencies debt	1,500	26	(58)	1,389	23	(57)
Other OECD government debt	13	–	–	11	–	–
Asset-backed securities	199	14	(20)	206	12	(18)
Corporate debt and other debt	1,733	12	(12)	1,573	12	(10)
Equities	1,092	88	(36)	1,028	92	(23)
Loans	836	12	(40)	461	12	(11)
Derivatives	1,199	25	(21)	901	23	(21)
	$7,125	$189	$(202)	$6,332	$187	$(157)
Deposits	(503)	12	(12)	(567)	14	(14)
Derivatives	(2,303)	32	(48)	(1,854)	38	(59)
Other, securities sold short, other liabilities and subordinated debentures	(74)	–	(1)	(24)	–	–
	$(2,880)	$44	$(61)	$(2,445)	$52	$(73)

	As at January 31, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$4	$–	$–
Other OECD government debt	–	–	–
Mortgage-backed securities	30	1	(2)
Asset-backed securities	316	8	(9)
Corporate debt and other debt	389	38	(31)
Equities	185	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,160	21	(71)
Other OECD government debt	–	–	–
Asset-backed securities	264	12	(17)
Corporate debt and other debt	1,837	12	(12)
Equities	1,064	26	(24)
Loans	447	6	(8)
Derivatives	1,289	56	(48)
	$7,985	$180	$(222)
Deposits	(5,285)	74	(46)
Derivatives	(2,382)	65	(84)
Other, securities sold short, other liabilities and subordinated debentures	(106)	1	–
	$(7,773)	$140	$(130)

Sensitivity results

As at January 31, 2015, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $189 million and a reduction of $202 million in fair value, of which $140 million and $122 million would be recorded in other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $44 million and an increase of $61 million in fair value.

68        Royal Bank of Canada        First Quarter 2015

Note 3 Fair value of financial instruments (continued)

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs of the Level 3 instruments and our approaches to develop reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction rate securities

Sensitivity of auction rate securities is determined by decreasing the discount margin between 11% and 14% and increasing the discount margin between 18% and 35%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-backed securities market.

Private equities, hedge fund investments and related equity derivatives

Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-based models are used, or (iii) using an alternative valuation approach. Net asset values of the private equity funds, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Municipal guaranteed investment certificates	Sensitivity is calculated using plus or minus one standard deviation of the funding curve bid-offer spread.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1)

	As at
	January 31, 2015				October 31, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,430	$596	$–	$12,026	$11,633	$338	$(2)	$11,969
Provincial and municipal	821	22	–	843	792	8	(1)	799
U.S. state, municipal and agencies debt (2)	8,005	15	(105)	7,915	6,330	9	(82)	6,257
Other OECD government debt	12,268	33	(3)	12,298	14,275	19	(1)	14,293
Mortgage-backed securities	120	6	(1)	125	133	5	–	138
Asset-backed securities
CDOs	905	23	(2)	926	857	26	(2)	881
Non-CDO securities	728	8	(93)	643	634	5	(76)	563
Corporate debt and other debt	9,700	83	(11)	9,772	9,249	49	(11)	9,287
Equities	1,424	377	(9)	1,792	1,333	369	(6)	1,696
Loan substitute securities	120	–	(6)	114	124	2	–	126
	$45,521	$1,163	$(230)	$46,454	$45,360	$830	$(181)	$46,009

Royal Bank of Canada        First Quarter 2015        69

	As at January 31, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,168	$363	$(1)	$9,530
Provincial and municipal	548	5	(1)	552
U.S. state, municipal and agencies debt (2)	6,777	8	(156)	6,629
Other OECD government debt	12,337	11	(3)	12,345
Mortgage-backed securities	158	8	–	166
Asset-backed securities
CDOs	1,245	47	(5)	1,287
Non-CDO securities	519	4	(82)	441
Corporate debt and other debt	7,402	50	(25)	7,427
Equities	1,432	387	(9)	1,810
Loan substitute securities	125	–	(2)	123
	$39,711	$883	$(284)	$40,310

(1)	Excludes $3,144 million of held-to-maturity securities as at January 31, 2015 (October 31, 2014 – $1,759 million; January 31, 2014 – $410 million) that are carried at cost.
(2)	Includes securities issued by U.S. non-agencies backed by government insured assets, and mortgage-backed securities and asset-backed securities issued by U.S. government agencies.

Available-for-sale securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at January 31, 2015, our gross unrealized losses on available-for-sale securities were $230 million (October 31, 2014 – $181 million; January 31, 2014 – $284 million). Management believes that there is no objective evidence of impairment on our available-for-sale securities that are in an unrealized loss position as at January 31, 2015.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at January 31, 2015.

Net gain and loss on available-for-sale securities (1)

	For the three months ended
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Realized gains	$44	$76	$40
Realized losses	(4)	(6)	(7)
Impairment losses	(13)	(8)	(10)
	$27	$62	$23

(1)	The following related to our insurance operations are excluded from Net gain (loss) on available-for-sale securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income: Realized gains for the three months ended January 31, 2015 were $1 million (October 31, 2014 – $2 million; January 31, 2014 – $6 million). There were no realized losses for the three months ended January 31, 2015, October 31, 2014 and January 31, 2014. There were $1 million in impairment losses related to our insurance operations for the three months ended January 31, 2015 (October 31, 2014 – $nil; January 31, 2014 – $nil).

During the three months ended January 31, 2015, $27 million of net gains were recognized in Non-interest income as compared to $62 million in the prior quarter. The current period reflects net realized gains of $40 million mainly comprised of distributions from and gains on sale of certain Equities. Partially offsetting the net realized gains are $13 million of impairment losses primarily on certain Equities and Loan substitute securities.

70        Royal Bank of Canada        First Quarter 2015

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$13	$(20)	$1	$(6)	$20	$248
Personal	535	93	(114)	25	(2)	16	553
Credit cards	385	94	(122)	28	–	1	386
Small business	64	9	(11)	3	–	–	65
	1,224	209	(267)	57	(8)	37	1,252
Wholesale
Business	768	62	(48)	7	(9)	23	803
Bank (1)	2	(1)	–	1	–	–	2
	770	61	(48)	8	(9)	23	805
Total allowance for loan losses	1,994	270	(315)	65	(17)	60	2,057
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148
Individually assessed	$214	$35	$(27)	$4	$(6)	$21	$241
Collectively assessed	1,871	235	(288)	61	(11)	39	1,907
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148

	For the three months ended October 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$182	$64	$(10)	$1	$(6)	$9	$240
Personal	533	103	(127)	28	(6)	4	535
Credit cards	385	88	(117)	31	–	(2)	385
Small business	66	11	(14)	2	(1)	–	64
	1,166	266	(268)	62	(13)	11	1,224
Wholesale
Business	758	79	(69)	6	(8)	2	768
Bank (1)	2	–	–	–	–	–	2
	760	79	(69)	6	(8)	2	770
Total allowance for loan losses	1,926	345	(337)	68	(21)	13	1,994
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,017	$345	$(337)	$68	$(21)	$13	$2,085
Individually assessed	$189	$63	$(39)	$3	$(6)	$4	$214
Collectively assessed	1,828	282	(298)	65	(15)	9	1,871
Total allowance for credit losses	$2,017	$345	$(337)	$68	$(21)	$13	$2,085

Royal Bank of Canada        First Quarter 2015        71

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$12	$(7)	$–	$(7)	$17	$166
Personal	583	140	(121)	24	(5)	(10)	611
Credit cards	385	85	(111)	26	–	(1)	384
Small business	61	14	(10)	2	(1)	1	67
	1,180	251	(249)	52	(13)	7	1,228
Wholesale
Business	777	41	(70)	8	(10)	3	749
Bank (1)	2	–	–	–	–	–	2
	779	41	(70)	8	(10)	3	751
Total allowance for loan losses	1,959	292	(319)	60	(23)	10	1,979
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070
Individually assessed	$240	$28	$(48)	$4	$(6)	$3	$221
Collectively assessed	1,810	264	(271)	56	(17)	7	1,849
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	January 31, 2015				October 31, 2014
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,306	$1,404	$337	$5,047	$3,055	$1,284	$316	$4,655
Wholesale	526	394	–	920	431	322	–	753
	$3,832	$1,798	$337	$5,967	$3,486	$1,606	$316	$5,408

					As at January 31, 2014
(Millions of Canadian dollars)					1 to 29 days	30 to 89 days	90 days and greater	Total
Retail					$3,460	$1,473	$358	$5,291
Wholesale					520	288	17	825
					$3,980	$1,761	$375	$6,116
Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Retail
Wholesale	$–	$–	$65
Business	744	631	653
Bank (2)	2	2	3
	$746	$633	$721

(1)	Average balance of gross individually assessed impaired loans for the three months ended January 31, 2015 was $690 million (October 31, 2014 – $634 million; January 31, 2014 – $806 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

72        Royal Bank of Canada        First Quarter 2015

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	January 31, 2015				October 31, 2014				January 31, 2014
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$1,008	$2,196	$148	$147,212	$504	$1,392	$87	$85,419	$500	$1,446	$14	$77,515
Liabilities
Derivative instruments	1,659	313	916	149,981	511	121	205	88,145	540	283	434	79,445
Non-derivative instruments	–	–	23,451	–	–	–	20,949	–	–	–	18,693	–

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	January 31, 2015					October 31, 2014					January 31, 2014
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$743	$	n.a.	$	n.a.	$159	$	n.a.	$	n.a.	$88	$	n.a.	$	n.a.
Losses on hedged items attributable to the hedged risk	(781)		n.a.		n.a.	(182)		n.a.		n.a.	(119)		n.a.		n.a.
Ineffective portion (1)	(38)		n.a.		n.a.	(23)		n.a.		n.a.	(31)		n.a.		n.a.
Cash flow hedges
Ineffective portion	5		n.a.		n.a.	(4)		n.a.		n.a.	(1)		n.a.		n.a.
Effective portion	n.a.		n.a.		(382)	n.a.		n.a.		(32)	n.a.		n.a.		(118)
Reclassified to income during the period (2)	n.a.		(205)		n.a.	n.a.		(49)		n.a.	n.a.		4		n.a.
Net investment hedges
Ineffective portion	(2)		n.a.		n.a.	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		4,556	n.a.		n.a.		924	n.a.		n.a.		2,480
Losses from hedges	n.a.		n.a.		(2,605)	n.a.		n.a.		(470)	n.a.		n.a.		(1,513)
	$(35)		$(205)		$1,569	$(27)		$(49)		$422	$(32)		$4		$849

(1)	Includes losses of $28 million (three months ended October 31, 2014 – $22 million; three months ended January 31, 2014 – $27 million) that are excluded from the assessment of hedge effectiveness. These amounts are recorded in Non-interest income and are offset by other economic hedges.
(2)	After-tax losses of $151 million were reclassified from Other components of equity to income during three months ended January 31, 2015 (October 31, 2014 – losses of $36 million; January 31, 2014 – gains of $3 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

As at
	January 31, 2015				October 31, 2014				January 31, 2014
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$ 45,725	$ 44,742	$ 60,097	$ 150,564	$ 19,485	$ 29,838	$ 38,079	$ 87,402	$ 17,027	$ 28,755	$ 33,693	$ 79,475
Derivative liabilities	46,542	49,305	57,022	152,869	19,980	32,640	36,362	88,982	17,843	29,485	33,374	80,702

Note 7 Significant acquisition

Wealth Management

On January 22, 2015, we announced a definitive agreement to acquire City National Corporation (City National), the holding company for City National Bank. City National Bank provides banking, investment and trust services throughout the United States and comprises substantially all of the business of City National. Total consideration includes US$2.7 billion in cash and 44 million Royal Bank of Canada common shares. Measurement of the final consideration is dependent on the common share price at the date of close and other closing adjustments. If the deal closed on January 31, 2015, total consideration would have been $6.5 billion (US$5.1 billion).

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of City National’s common stockholders and is expected to close in the first quarter of 2016. The results of the acquired business will be consolidated from the date of close.

Royal Bank of Canada        First Quarter 2015        73

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	January 31, 2015				October 31, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$123,816	$18,723	$73,697	$216,236	$120,444	$17,793	$70,980	$209,217
Business and government	164,518	4,089	248,477	417,084	162,988	3,038	220,634	386,660
Bank	6,250	16	15,121	21,387	5,771	11	12,441	18,223
	$294,584	$22,828	$337,295	$654,707	$289,203	$20,842	$304,055	$614,100
Non-interest-bearing (4)
Canada	$68,474	$3,603	$–	$72,077	$65,774	$3,478	$–	$69,252
United States	1,704	9	–	1,713	1,777	15	–	1,792
Europe (5)	3,403	2	–	3,405	3,314	1	–	3,315
Other International	6,320	176	–	6,496	5,057	279	–	5,336
Interest-bearing (4)
Canada	178,193	11,317	253,820	443,330	175,172	10,895	241,902	427,969
United States	3,917	2,996	61,908	68,821	3,497	2,144	45,359	51,000
Europe (5)	28,621	467	13,270	42,358	31,118	418	9,282	40,818
Other International	3,952	4,258	8,297	16,507	3,494	3,612	7,512	14,618
	$294,584	$22,828	$337,295	$654,707	$289,203	$20,842	$304,055	$614,100

	As at January 31, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total
Personal	$115,122	$16,772	$68,231	$200,125
Business and government	151,924	1,197	222,664	375,785
Bank	6,214	14	12,306	18,534
	$273,260	$17,983	$303,201	$594,444
Non-interest-bearing (4)
Canada	$61,393	$3,350	$–	$64,743
United States	1,608	8	–	1,616
Europe (5)	3,930	1	–	3,931
Other International	5,300	295	–	5,595
Interest-bearing (4)
Canada	164,240	10,400	234,040	408,680
United States	3,488	326	50,838	54,652
Europe (5)	30,149	40	11,100	41,289
Other International	3,152	3,563	7,223	13,938
	$273,260	$17,983	$303,201	$594,444

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at January 31, 2015, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $154 billion (October 31, 2014 – $150 billion; January 31, 2014 – $141 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2015, deposits denominated in U.S. dollars, Sterling, Euro and other foreign currencies were $216 billion, $12 billion, $23 billion and $26 billion, respectively (October 31, 2014 – $183 billion, $11 billion, $23 billion and $22 billion; January 31, 2014 – $175 billion, $10 billion, $21 billion and $22 billion).
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

74        Royal Bank of Canada        First Quarter 2015

Note 8 Deposits (continued)

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014
Within 1 year:
less than 3 months	$76,509	$57,840	$67,885
3 to 6 months	32,707	32,880	15,887
6 to 12 months	64,577	50,300	38,950
1 to 2 years	56,098	54,354	67,893
2 to 3 years	28,744	31,559	37,530
3 to 4 years	29,804	28,946	22,316
4 to 5 years	23,659	24,673	26,841
Over 5 years	25,197	23,503	25,899
	$337,295	$304,055	$303,201
Aggregate amount of term deposits in denominations of $100,000 or more	$303,000	$270,000	$269,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014	January 31 2015	October 31 2014	January 31 2014
Current service costs	$87	$79	$78	$9	$8	$8
Past service costs	–	92	–	–	–	–
Net interest expense	8	3	4	18	20	20
Remeasurements of other long term benefits	–	–	–	1	3	3
Administrative expense	3	4	3	–	–	–
Defined benefit pension expense	$98	$178	$85	$28	$31	$31
Defined contribution pension expense	45	34	41	–	–	–
	$143	$212	$126	$28	$31	$31

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2015	October 31 2014	January 31 2014	January 31 2015	October 31 2014	January 31 2014
Actuarial (gains) losses:
Changes in demographic assumptions	$–	$76	$–	$–	$(54)	$–
Changes in financial assumptions	1,197	153	133	154	18	18
Experience adjustments	2	6	–	(4)	–	–
Return on plan assets (excluding interest based on discount rate)	(686)	7	(256)	–	–	–
	$513	$242	$(123)	$150	$(36)	$18

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On November 14, 2014, all $200 million outstanding 10% subordinated debentures matured. The principal plus accrued interest were paid to the noteholders on the maturity date.

Preferred shares

On January 30, 2015, we issued 24 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BD for gross proceeds of $600 million. For the initial five year period to the earliest redemption date of May 24, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.60% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.74%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BE, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.74%. Subject to the consent

Royal Bank of Canada        First Quarter 2015        75

of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include non-viability contingency capital provisions, necessary for the shares to qualify as Tier 1 regulatory capital.

On November 24, 2014, we redeemed all 13 million of issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AX for cash at a redemption price of $25 per share.

Common shares issued (1)

	For the three months ended
	January 31, 2015		October 31, 2014		January 31, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	359	$20	697	$36	1,139	$65

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2015, October 31, 2014 and January 31, 2014, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.

Note 11 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2015	October 31 2014	January 31 2014
Basic earnings per share
Net income	$2,456	$2,333	$2,092
Dividends on preferred shares	(40)	(44)	(62)
Net income attributable to non-controlling interest	(22)	(17)	(25)
Net income available to common shareholders	$2,394	$2,272	$2,005
Weighted average number of common shares (in thousands)	1,442,591	1,442,368	1,442,434
Basic earnings per share (in dollars)	$1.66	$1.57	$1.39
Diluted earnings per share
Net income available to common shareholders	$2,394	$2,272	$2,005
Dilutive impact of exchangeable shares	4	4	10
Net income available to common shareholders including dilutive impact of exchangeable shares	$2,398	$2,276	$2,015
Weighted average number of common shares (in thousands)	1,442,591	1,442,368	1,442,434
Stock options (1)	2,839	3,044	2,835
Exchangeable shares (2)	3,989	3,930	13,473
Average number of diluted common shares (in thousands)	1,449,419	1,449,342	1,458,742
Diluted earnings per share (in dollars)	$1.65	$1.57	$1.38

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2015, October 31, 2014 and January 31, 2014, no outstanding options were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

There have been the following updates to our legal proceedings:

CFTC litigation

Royal Bank of Canada and the Commodity Futures Trading Commission have signed a Consent Order, which has been approved by the Court, to settle their ongoing lawsuit alleging that certain inter-affiliate transactions were improper wash sales and effected in a non competitive manner. The Consent Order requires Royal Bank of Canada to pay a civil monetary penalty of US$35 million and enjoins Royal Bank of Canada from future violations of the wash sale, fictitious sale and non competitive transaction prohibitions of the Commodity Exchange Act. Royal Bank of Canada has paid this amount and the matter is closed.

76        Royal Bank of Canada        First Quarter 2015

Note 12 Litigation (continued)

Rural/Metro litigation

On October 10, 2014, the Delaware Court of Chancery in a class action brought by former shareholders of Rural/Metro Corporation held Royal Bank of Canada liable for aiding and abetting a breach of fiduciary duty by three Rural/Metro directors. The Plaintiffs’ attorneys’ fee application has been decided by the Court with no further liability to Royal Bank of Canada. Final judgment was entered on February 19, 2015 in the amount of US$93 million. Management is considering whether to appeal.

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

In January 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), an indirect subsidiary of RBC, that the French Public Prosecutor’s Office had issued a recommendation to the French investigating judge that RBC Bahamas and other unrelated persons be referred to the French tribunal correctionnel to face criminal charges for complicity in tax fraud and for aggravated money laundering relating to actions taken relating to a trust for which RBC Bahamas currently serves as trustee. On February 13, 2015, RBC Bahamas made a submission to the investigating judge stating why it believed it should not be charged as recommended by the French Public Prosecutor’s Office. RBC Bahamas is currently awaiting the decision of the investigating judge, who may either take no action or issue an ordonnance de renvoi which would result in RBC Bahamas being referred to the French tribunal correctionnel to face one or both of the criminal charges recommended by the French Public Prosecutor’s Office. RBC Bahamas believes that its actions did not violate French law. If charges are brought, it intends to contest them in the French court. Based on the facts currently known, it is not possible to predict the ultimate outcome of this proceeding or the timing of its resolution; however, management believes that its ultimate resolution will not have a material effect on our consolidated financial position or results of operations.

Please refer to Note 27 of our audited 2014 Annual Consolidated Financial Statements for a description of our other significant actions.

Note 13 Results by business segment

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,493	$124	$–	$196	$916	$(98)	$3,631
Non-interest income	1,073	1,542	1,892	310	1,117	79	6,013
Total revenue	3,566	1,666	1,892	506	2,033	(19)	9,644
Provision for credit losses	252	13	–	(1)	5	1	270
Insurance policyholder benefits, claims and acquisition expense	–	–	1,522	–	–	–	1,522
Non-interest expense	1,628	1,333	146	316	1,157	40	4,620
Net income (loss) before income taxes	1,686	320	224	191	871	(60)	3,232
Income taxes (recoveries)	431	90	39	49	277	(110)	776
Net income	$1,255	$230	$185	$142	$594	$50	$2,456
Non-interest expense includes:
Depreciation and amortization	$86	$38	$4	$14	$8	$151	$301
Restructuring provisions	–	37	–	–	–	–	37
Total assets	$381,937	$30,435	$13,778	$130,163	$507,356	$23,026	$1,086,695
Total liabilities	$381,101	$30,377	$13,824	$130,092	$507,173	$(33,293)	$1,029,274

	For the three months ended October 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,447	$123	$–	$183	$877	$(70)	$3,560
Non-interest income	1,104	1,516	1,174	293	622	113	4,822
Total revenue	3,551	1,639	1,174	476	1,499	43	8,382
Provision for credit losses	314	–	–	–	32	(1)	345
Insurance policyholder benefits, claims and acquisition expense	–	–	752	–	–	–	752
Non-interest expense	1,686	1,245	149	321	899	40	4,340
Net income (loss) before income taxes	1,551	394	273	155	568	4	2,945
Income taxes (recoveries)	400	109	17	42	166	(122)	612
Net income	$1,151	$285	$256	$113	$402	$126	$2,333
Non-interest expense includes:
Depreciation and amortization	$89	$36	$4	$14	$7	$158	$308
Restructuring provisions	17	16	–	–	–	–	33
Total assets	$377,051	$27,084	$12,930	$103,822	$400,314	$19,349	$940,550
Total liabilities	$376,154	$27,022	$12,988	$103,798	$400,114	$(34,029)	$886,047

Royal Bank of Canada        First Quarter 2015        77

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,443	$111	$–	$183	$761	$(38)	$3,460
Non-interest income	968	1,424	1,282	269	1,049	8	5,000
Total revenue	3,411	1,535	1,282	452	1,810	(30)	8,460
Provision for credit losses	274	19	–	–	(2)	1	292
Insurance policyholder benefits, claims and acquisition expense	–	–	982	–	–	–	982
Non-interest expense	1,673	1,191	147	310	1,065	1	4,387
Net income (loss) before income taxes	1,464	325	153	142	747	(32)	2,799
Income taxes (recoveries)	393	90	(4)	36	242	(50)	707
Net income	$1,071	$235	$157	$106	$505	$18	$2,092
Non-interest expense includes:
Depreciation and amortization	$76	$38	$4	$16	$7	$134	$275
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$365,762	$25,900	$12,071	$98,875	$387,966	$14,143	$904,717
Total liabilities	$364,807	$25,840	$12,118	$98,870	$387,778	$(36,704)	$852,709

(1)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended January 31, 2015 was $109 million (October 31, 2014 - $101 million; January 31, 2014 - $95 million).

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. Beginning this quarter, the asset-to-capital ratio has been replaced by a leverage ratio. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks. During the first quarter of 2015, we have complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2015	October 31 2014	January 31 2014
Capital (1)
Common Equity Tier 1 capital	$38,902	$36,406	$32,998
Tier 1 capital	44,917	42,202	39,414
Total capital	52,953	50,020	45,978
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	405,307	368,594	341,752
Tier 1 capital ratio	406,722	369,976	341,752
Total capital ratio	407,934	372,050	341,752
Total capital risk-weighted assets (1)
Credit risk	$314,163	$286,327	$253,799
Market risk	45,623	38,460	44,055
Operational risk	48,148	47,263	43,898
	$407,934	$372,050	$341,752
Capital ratios, leverage ratios and multiples (1)
Common Equity Tier 1 capital ratio	9.6%	9.9%	9.7%
Tier 1 capital ratio	11.0%	11.4%	11.5%
Total capital ratio	13.0%	13.4%	13.5%
Leverage ratio (3)	3.8%	n.a.	n.a.
Assets-to-capital multiple (4)	n.a.	17.0X	17.6X

(1)	Capital, risk-weighted assets and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014, must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 capital and Total capital ratios will be subject to different annual credit valuation adjustment percentages.
(3)	Exposure measure as at January 31, 2015 was $1,179 billion.
(4)	Beginning this quarter, the asset-to-capital multiple has been replaced with a leverage ratio. Gross adjusted assets as at October 31, 2014 and January 31, 2014 were $885 billion and $851 billion, respectively.

78        Royal Bank of Canada        First Quarter 2014

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

Financial analysts, portfolio managers, institutional investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares

after December 31, 2005, are

designated as “eligible

dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal

Course Issuer Bid (NCIB). During

the one-year period commencing

November 1, 2014, we may

repurchase for cancellation, up to

12 million common shares in the

open market at market prices. We

determine the amount and timing

of the purchases under the NCIB,

subject to prior consultation with

the Office of the Superintendent

of Financial Institutions Canada

(OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our

Toronto mailing address.

2015 Quarterly earnings release dates

First quarter             February 25 Second quarter       May 28 Third quarter           August 26 Fourth quarter         December 2

2015 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Friday, April 10, 2015 in Toronto, Ontario, Canada.

(International) email: service@computershare.com	Dividend dates for 2015
Subject to approval by the Board of Directors
For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ and BB	January 22 April 21 July 23 October 22	January 26 April 23 July 27 October 26	February 24 May 22 August 24 November 24
	Preferred shares series BD	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.